EXHIBIT 99.1

Annual Information Form March 1, 2016

2015 Annual Information Form

Teck Resources Limited
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2015 Annual Information Form

Nomenclature
In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

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Cautionary Statement on Forward-Looking Information
This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form.  These forward-looking statements include but are not limited to, statements concerning:
■	forecast production;
■	forecast operating costs and capital costs;
■	our strategies and objectives;
■	prices and price volatility for coal, copper, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;
■	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;
■	our interest and other expenses;
■	our tax position and the tax rates applicable to us;
■	the costs of construction at our Fort Hills oil sands project and timing of production;
■	decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our other development and expansion projects, including, among others, the Frontier project, the Quebrada Blanca Phase 2 project and the Corridor copper project;
■	possible extensions to mine lives, including but not limited to the Antamina mine life;
■	our estimates of the quantity and quality of our mineral and oil reserves and resources;
■	the production capacity of our operations, our planned production levels and future production;
■	availability of transportation for our products from our operations;
■	availability of any of our credit facilities;
■	potential impact of transportation and other potential production disruptions;
■	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

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■	our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
■	the costs and potential impact of managing water quality at our coal operations;
■	our financial and operating objectives;
■	our exploration, environmental, health and safety initiatives;
■	the outcome of legal proceedings and other disputes in which we are involved;
■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;
■	the timing of completion of pre-feasibility or feasibility studies on our properties;
■	the estimated mine lives of our operations;
■	our dividend policy; and
■	general business and economic conditions.
New Canadian disclosure rules require us to present projected capital and projected operating costs for each of our material mining operations.  The amounts presented for each operation are estimates, based on current mine plans and assumptions believed to be reasonable, including assumptions with respect to energy and labour costs and the Canadian/US dollar exchange rate.  Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources.  Cash operating costs are not a measure under recognized under International Financial Reporting Standards in Canada or generally accepted accounting principles in the United States.  Various factors will cause actual results to vary from the projected operating and capital costs set out below.  Our disclosed cash operating costs do not include transportation costs, royalties, and may not be comparable to similar measures reported by other issuers.
Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.
Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
■	general business and economic conditions;
■	interest rates;
■	changes in commodity and power prices;

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■	acts of foreign governments and the outcome of legal proceedings;
■	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and petroleum products;
■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including regarding mine extensions;
■	our costs of production and our production and productivity levels, as well as those of our competitors;
■	our ability to secure adequate transportation for our products;
■	changes in credit market conditions and conditions in financial markets generally;
■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;
■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
■	the availability of qualified employees and contractors for our operations, including our new developments;
■	our ability to attract and retain skilled staff;
■	the satisfactory negotiation of collective agreements with unionized employees;
■	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;
■	engineering and construction timetables and capital costs for our development and expansion projects;
■	costs of closure, and environmental compliance costs generally, of operations;
■	market competition;
■	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
■	premiums realized over London Metal Exchange cash and other benchmark prices;
■	tax benefits and tax rates;
■	the outcome of our coal price and volume negotiations with customers;
■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;
■	the resolution of environmental and other proceedings or disputes;
■	the future supply of low cost power to the Trail smelting and refining complex;
■	our ability to obtain, comply with and renew permits in a timely manner; and

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■	our ongoing relations with our employees and with our business partners and joint venturers.
We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You should also carefully consider the matters discussed under “Description of the Business — Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Oil and Gas Reserves
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.
In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and does not permit U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.
Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies.  The oil and gas reserves and resources estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K.  The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies.

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Glossary of Technical Terms
bitumen: a naturally occurring heavy viscous crude oil.
cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic metal refining process.
clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.
coking coal: those steelmaking coals possessing physical and chemical characteristics that facilitate the manufacture of coke, which is used in the steelmaking process.  Coking coal may also be referred to as metallurgical steelmaking coal.
concentrate:  a product containing valuable minerals from which most of the waste rock in the ore has been eliminated in a mill or concentrator.
crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.
dump leach: a process that involves dissolving and recovering minerals from typically lower grade uncrushed ore from a mine dump.
extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.
flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely-crushed minerals, while other minerals sink, so that the valuable minerals are concentrated and separated from the waste.
grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.
hard coking coal:  a type of coking coal used primarily for making coke in integrated steel mills.
heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.
hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.
LME: London Metals Exchange.
mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.
MMbbl: million barrels.
oil sands:  sand and rock material that contains bitumen.
ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

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orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.
PCI coal: coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.
semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.
slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by‑product of the smelting process.
smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.
steelmaking coal: the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.
sulphide:  a mineral compound containing sulphur but no oxygen.
supergene:  near-surface ore that has been subject to secondary enrichment by weathering.
SX-EW:  an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.
tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.
thermal coal: coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by coking coals.  Most thermal coal is used to produce electricity in thermal power plants.
treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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Corporate Structure
Name, Address and Incorporation
Teck Resources Limited was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.
Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.
The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Intercorporate Relationships
Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2015 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.
Company Name	Jurisdiction of Organization or Formation
Teck Financial Corporation Ltd.	Bermuda
Aur QB Ltd.	Bermuda
Teck Resources Chile Limitada	Chile
Teck Base Metals Ltd.	Canada
Teck Metals Ltd.	Canada
Teck Resources Coal Partnership	British Columbia
Fording Partnership	Alberta
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
TCL US Holdings Ltd.	Canada
TCAI Incorporated	Washington, U.S.A.
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

—	a 97.5% partnership interest in the Highland Valley Copper partnership;
—	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;
—	a 76.5% share interest in Compañia Minera Teck Quebrada Blanca S.A.;
—	a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and
—	a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

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The following chart sets out the relationships among our material subsidiaries as at December 31, 2015.  Certain aspects of the ownership structure have been simplified.

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General Development of the Business
Three-Year History
2013
In 2013 average annual prices for our principal products decreased compared to 2012.  Annual average prices for copper and zinc were US$3.32 and US$0.87 per pound, respectively, compared with US$3.61 and US$0.88 per pound in 2012.  Realized coal prices decreased from US$193 per tonne in 2012 to US$149 per tonne in 2013.
A number of previously announced development projects were significantly advanced towards completion in 2013, including the mill optimization project at the Highland Valley Copper mine and the new acid plant at our Trail Operations.  We did not announce any new major development projects at our existing operations in 2013.
Work continued throughout the year on permitting activities related to our Quebrada Blanca Phase 2 project, and related permitting for the remaining mine life of the existing Quebrada Blanca operation.
Construction of the Fort Hills oil sands project, in which we hold a 20% share, was approved by the Fort Hills partners.  See “Description of the Business ― Energy” for a discussion of the project.
In April the British Columbia Ministry of the Environment issued an Area Based Management Plan Order, which called for the development of an Elk Valley Water Quality Plan to address the impact of substances released by mining activities throughout the Elk Valley watershed.  We advanced development of a plan through 2013.  A water treatment plant at our Line Creek operation commenced construction in 2013.
We did not engage in any financing activity in 2013, although we did increase the size of our committed revolving credit facility from US$1.0 billion to US$2.0 billion in 2013.  In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2013, we purchased 6.23 million Class B subordinate voting shares for cancellation pursuant to the normal course issuer bid programs that were in place during the year.
We continued to implement our cost reduction program through 2013.
Our cash and cash equivalents as at December 31, 2013 were $2.8 billion against total debt of $7.7 billion.
2014
In 2014, average annual prices for our principal products, other than zinc, decreased compared to 2013.  Annual average prices for copper and zinc were US$3.11 and US$0.98 per pound, respectively, compared with US$3.32 and US$0.87 per pound in 2013.  Realized coal prices decreased from US$149 per tonne in 2013 to US$115 per tonne in 2014.

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Work on a number of projects was completed or continued through 2014.  Construction of our Fort Hills oils sands project advanced on schedule through the year.  See “Description of the Business ― Energy” for a discussion of the project.  The mill optimization project at the Highland Valley Copper operation was completed at the end of the first quarter of the year.  In addition, our Pend Oreille zinc operation resumed production in December 2014 after being held on care and maintenance for a number of years. However, we deferred the restart of our Quintette coal project, based on the near-term outlook for the coal market.
Our Elk Valley Water Quality Plan was approved by the B.C. Ministry of the Environment in 2014.
We did not engage in any financing activity in 2014, although we did increase the size of our committed revolving credit facility from US$2.0 billion to US$3.0 billion.  In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2014, we purchased 200,000 Class B subordinate voting shares for cancellation.
We continued to implement our cost reduction program through 2014.
Our cash and cash equivalents as at December 31, 2014 were $2.0 billion against total debt of $8.4 billion, with the increase in our reported total debt mainly resulting from a strengthening U.S. dollar.
2015
In 2015, average annual prices for our principal products decreased compared to 2014.  Annual average prices in 2015 for copper and zinc were US$2.49 and US$0.87 per pound, respectively, compared with US$3.11 and US$0.98 per pound in 2014.  Realized coal prices decreased from US$115 per tonne in 2014 to US$93 per tonne in 2015.
We undertook a number of transactions in 2015 that supported our liquidity and cash balance.  In June, we established a new US$1.2 billion revolving credit facility maturing in 2017, which supplements the undrawn US$3 billion revolving credit facility maturing in 2020.  Our subsidiary, Compañia Minera Carmen de Andacollo S.A., entered into a long-term gold streaming arrangement with a subsidiary of Royal Gold Inc., and also terminated the existing royalty agreement with a separate subsidiary of Royal Gold.  We entered into a silver streaming transaction with a subsidiary of Franco Nevada Corporation, relating to our 22.5% interest in the Antamina mine.  We also sold a number of non-core assets, including sales of royalties held in our exploration portfolio.
We significantly enhanced our copper development project portfolio through the combination of our Relincho project with Goldcorp Inc.’s El Morro project, forming a 50/50 joint venture referred to as Project Corridor.
As commodity prices continued to decline, we continued to implement our cost reduction program and announced several new cost reduction initiatives in 2015.  As a result of the low commodity prices, we recorded non-cash asset and goodwill impairment charges totalling $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis.
Our cash and cash equivalents as at December 31, 2015 were $1.9 billion against total debt of $9.6 billion, with the increase in our reported total debt mainly resulting from a strengthening U.S. dollar, partially offset by the payment of a US$300 million note that was due in October 2015.

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Description of the Business
General
Teck’s business is exploring for, developing and producing natural resources.  Our activities are organized into business units focused on copper, coal, zinc and energy.
We have interests in the following principal operations:
	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper Mine	Region IV, Chile
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.
Pend Oreille	Zinc Mine	Washington, U.S.A.
Fort Hills	Oil Sands Mine Project	Alberta, Canada
Wintering Hills	Wind Power Facility	Alberta, Canada

Our principal products are steelmaking coal, copper, steelmaking coal and zinc.  Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are also produced at our operations. In addition, we own a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in Lease 421 in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

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The following table sets out our revenue by product for each of our last two financial years:
Revenue by product
	2015 $(Billions)%		2014 $(Billions)%
Copper(1)	2.212	27	2.317	27
Coal	3.049	37	3.335	39
Zinc(2)	1.612	19	1.518	18
Other(3)	1.386	17	1.429	16
Total	8.259	100	8.599	100%

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)	Zinc revenues include sales of refined zinc and zinc concentrate.
(3)	Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals, energy and fertilizer.

Product Summary
Copper
We produce both copper concentrates and copper cathode.  Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe.  Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Asia and Europe.  Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis.  Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America.
The copper business is cyclical.  Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  The major use of refined copper is in electrical and electronic applications, with prices and premiums highly dependent on the demand for electrical wire in construction, communications and automotive applications.
All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

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Steelmaking Coal
Teck is the second-largest seaborne exporter of steelmaking coal in the world.  Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas.  In 2015, sales to Asia accounted for approximately 70% of our annual coal sales volume, slightly lower than 2014 mainly due to reduced sales to China.  Substantially all of the coal we produce is high quality hard coking coal.  We also produce lesser quality semi-hard coking coal, semi-soft coking coal, PCI and thermal coal products, which accounted for less than 25% of our annual sales volume in 2015.
Coal is processed at our mine sites.  Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers.  In 2015, approximately 5% of our processed coal was shipped directly by rail, or by rail and ship via Thunder Bay, to customers in North America.
Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States.  For sales to China, we also compete with Mongolian and Chinese domestic coal producers.  Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates.  Our competitive position in the coal market continues to be determined primarily by the quality of our various coal products and our reputation as a reliable supplier, as well as by our production and transportation costs compared to other producers throughout the world.
The high quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity.  We have experienced significant fluctuations in coal prices and sales volumes in the past and have seen a significant decline in realized coal prices over the past few years.  In difficult steel markets, steelmakers can use a higher proportion of semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher quality hard coking coals.  Despite growing demand, mostly from markets outside China, and more than 30 million tonnes of implemented production curtailments, the market remained oversupplied in 2015. Contributing factors leading to the oversupply of steelmaking coal included increased production and exports from Australia largely in 2014, and reduced imports by China over the last two years due to lower demand and destocking at the main importing sea ports and end users’ facilities.
Prior to 2010, substantially all of Teck’s coal production was sold under evergreen or long-term agreements with coal prices that were negotiated annually based on a coal year that ran April 1 to March 31.  From 2010, a majority of the coal prices were negotiated and settled on the basis of quarterly pricing.  Over the last four years, a number of customers reduced the proportion of quarterly-priced tonnes and requested pricing for a portion of contract volumes on a spot basis in an effort to control costs in an environment of low steel prices.  Increasingly, more coal is being priced on a spot basis. Our overall ratio of sales priced on shorter than quarterly basis was around 60% in 2015. This ratio was above 55% in 2014. While a significant portion of our coal sales continue to be made under multi-year arrangements, we expect that substantially all of our coal pricing in 2016 will continue to be negotiated for a term of up to one year, including on a quarterly and per-vessel or spot basis. Substantially all of our revenues from sales of coal products were derived from sales to third parties.

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Zinc
We produce both refined zinc and zinc concentrates through our mining operations and metallurgical operations at Trail.
Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.
Our principal markets for zinc concentrates are Asia and Europe.  In addition, in 2015, approximately 29% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail for treatment and refining.  All of the production from our Pend Oreille zinc mine, which restarted in late 2014, was sold to Trail.
All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and Pend Oreille that are sold to Trail) were derived from sales to third parties.  We strive to differentiate our metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.
We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.
Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.
The zinc business is also cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.  Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

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Individual Operations
Copper
Copper Operations
Highland Valley Copper Mine, Canada (Copper)
We have an overall 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  Highland Valley’s primary product is copper concentrate and it also produces molybdenum in concentrate.
Our current overall 97.5% interest is held through a 95% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  The remaining 2.5% interest in Highland Valley is held indirectly by third parties through their aggregate 49.999% interest in Highmont Mining Company.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and Crown grants.  The mine property covers a surface area of approximately 34,000 hectares and HVC holds the mineral rights to that area pursuant to various leases, claims and licenses.
The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by BC Hydro through a 138kV line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.
The mine is an open-pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process up to 145,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its current operations.
Ore is currently mined from the Valley, Lornex and Highmont pits. These are located in the Guichon batholith which hosts all of the ore bodies located in the area.  The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre-mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.
The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite,

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chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre‑mineral porphyry and aplite dykes intrude the host rocks of the deposit.
Concentrates from the operation are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia.   The price of copper concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party refiners on market terms.
In 2015, 63 diamond drill holes, totalling approximately 13,000 metres were drilled in the Valley, Lornex and Highmont pit areas.  In addition, a further 28 holes, totalling 8,000 metres, were drilled in the surrounding district, inclusive of the previously mined Bethlehem open pits.  32 reverse circulation holes, totalling 3,000 metres, were drilled within the Lornex pit.  Quick logs of these holes indicate no material impacts on the quantity or grade of reserves and resources.  Diamond drill core is split in halves using core saws and sampled in three metre intervals (NQ diameter core) and two metre intervals (HQ diameter core), respectively.  One half is sent to the lab at the site for analysis and the other is retained for future reference.  Field duplicates and external umpire checks of approximately five percent of pulp samples are elements of the Highland Valley quality assurance-quality control program procedures.
The crusher relocation project for the Valley pit was completed in 2015, providing access to over 30 million tonnes of reserves as part of Highland Valley Copper’s current life of mine plan. The Valley pit was the main feed source to the mill in 2015 and also provided our highest grade material, which will continue through the first half of 2016.  The next phase of the Lornex pit is expected to provide a more significant portion of material to the mill in 2016, but at lower grades than current material from the Valley pit.  The Lornex pit will be an important feed source through the remainder of mine life. In 2015, additional drilling and engineering studies were conducted to define resources in the Bethlehem area and to examine other options to optimize and extend production past the current mine life.  Further work is planned in 2016.
Highland Valley Copper’s 2015 copper production was 151,400 tonnes of copper in concentrate, compared to 121,500 tonnes in 2014. The increase was primarily due to higher copper grades and higher recoveries. Molybdenum production in 2015 was 34% lower than 2014 levels at 3.4 million pounds, compared to 5.2 million pounds in 2014, primarily due to lower grades, partially offset by higher recovery.
On average, production is expected to be 135,000 tonnes per year until the end of the current mine life in 2026. As anticipated in the mine plan, production at Highland Valley Copper will vary significantly over the next few years due to significant fluctuations in ore grades and hardness. Highland Valley Copper Operations’ production in 2016 is projected to decline to between 113,000 and 118,000 tonnes of copper as the current high grade phase of the Valley pit is completed. Copper production is expected to be higher in the first half of 2016 before declining significantly for the remainder of the year. Copper production is anticipated to be lower than normal before gradually recovering in 2018 and 2019.  Average annual copper production from

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2017 to 2019 is expected to be 105,000 tonnes per year, with a low of 90,000 tonnes expected in 2017. Copper production is expected to return to above projected life of mine average levels starting in 2020. Molybdenum production in 2016 is expected to be approximately 5.8 to 6.2 million pounds contained in concentrate. Annual molybdenum production from 2017 to 2019 is estimated to average 8.5 million pounds.
See “—Mineral Reserves and Resources” for information about the mineral reserve and resource estimates for Highland Valley, including metal price and exchange rate assumptions.
The Highland Valley copper mine is subject to British Columbia mineral taxes.  The B.C. mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.
2016 projected capital costs for Highland Valley are approximately $22 million.  The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	17
Major enhancement	5

2016 projected aggregate cash operating costs for Highland Valley are approximately $491 million.  The major components of the projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	230
Supplies	206
Energy	106
Other (including general & administrative, inventory changes)	35
Less amounts associated with projected capitalized stripping	(86)
Total	491

The cash operating costs presented above do not include transportation or royalties.
Antamina Mine, Peru (Copper, Zinc)
We own indirectly 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.
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The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.
The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.
The mine is an open-pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, silver, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.
The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.
The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.
In 2015, 142 diamond drill holes were completed within the Antamina pit, for a total of approximately 65,600 metres. In addition, 252 reverse circulation holes with a total length of approximately 8,600 metres were also drilled in the pit. For diamond core, three metre samples of half core (PQ, HQ or NQ) are taken and crushed for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising standards,

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duplicates and blanks. The standards are matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.
Antamina’s copper production (100% basis) in 2015 was 390,600 tonnes, compared to 344,900 tonnes in 2014, with the increase primarily due to higher mill throughput. Zinc production increased by 11% to 235,000 tonnes in 2015, primarily due to higher throughput and a higher share of copper-zinc ore processed. Molybdenum production totalled 4.4 million pounds, which was 42% higher than in 2014, due to higher grades.
During 2015, Antamina achieved a record mill throughput rate of approximately 154,000 tonnes per day, which was much higher than the 130,000 tonnes per day design capacity of the original expansion project. Future throughput rates will depend on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates as a result of successful and continued debottlenecking efforts.
Our 22.5% share of Antamina’s 2016 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 48,000 to 52,000 tonnes of zinc and approximately 1.7 million pounds of molybdenum in concentrate. Our share of copper production is expected to remain stable between 90,000 and 100,000 tonnes from 2017 to 2019. Zinc production is expected to increase significantly as the mine enters a phase with high zinc grades and a higher proportion of copper-zinc ore processed, with our share of zinc production during 2017 to 2019 expected to average more than 80,000 tonnes per year. Annual molybdenum production is expected to range between 2.0 million and 2.5 million pounds between 2017 and 2019.
Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms.  Molybdenum concentrates are sold to third party refiners on market terms.
In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.
Based on current tailings capacity, the mine life is expected to continue until 2028. CMA is currently considering options for storing additional tailings and alternative mine plans that could result in significant mine life extensions.
Our 22.5% share of 2016 projected capital costs for Antamina is approximately US$50 million.  The major components of the projected capital costs are:
Component	Approximate projected cost (US$/million)
Sustaining	49
Major enhancement	1

Our 22.5% share of 2016 projected cash operating for Antamina is approximately US$147 million.  The major components of the projected cash operating costs are:

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Component	Approximate projected cost (US$/million)
Labour	69
Supplies	87
Energy	32
Other (including general & administrative, inventory changes)	27
Less amounts associated with projected capitalized stripping	(68)
Total	147

The cash operating costs presented above do not include transportation or royalties.
In the fourth quarter of 2015, Teck and a subsidiary entered into a long-term streaming agreement with FN Holdings ULC (FNH), subsidiary of Franco-Nevada Corporation, linked to silver production at the Antamina mine.  Compañia Minera Antamina S.A., which owns and operates Antamina, is not a party to the agreement and operations will not be affected.  FNH made a payment of US$610 million on closing and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. Teck will deliver silver to FNH equivalent to 22.5% of payable silver sold by Compañia Minera Antamina S.A., using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third.  The streaming agreement restricts distributions from Teck Base Metals, our subsidiary that holds our 22.5% interest in CMA, to the extent of unpaid amounts under the agreement if there is an event of default under the streaming agreement or an insolvency of Teck.
Quebrada Blanca Mine, Chile (Copper)
The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMTQB”).  We own 90% of the Series A shares of CMTQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMTQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMTQB.  When combined with the Series B and Series C shares of CMTQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMTQB’s total share equity.  IMSA’s and ENAMI’s shareholdings equate to a 13.5% and 10% interest in CMTQB’s total share equity, respectively.  ENAMI’s interest is a carried interest and as a result ENAMI is generally not required to contribute further funding to CMTQB.  We are in discussions with IMSA and ENAMI regarding the arrangements for funding CMTQB’s development activities.
CMTQB owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMTQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

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The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located at approximately 4,400 metres elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel are based in a camp facility and the majority commute from large population centres, including Iquique and Santiago.
Quebrada Blanca is an open-pit mine which produces ore for both heap leach and lower grade dump leach production.  Copper-bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  Copper cathode is trucked to Iquique for shipment to purchasers.
The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 kilometre wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 kilometres to the east) and Chuquicamata (190 kilometres to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.
The Quebrada Blanca orebody occurs within a 2 kilometre by 5 kilometre quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.
The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies.  The remaining copper cathode is sold on the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions.
At its peak, annual production of the SX-EW plant was approximately 85,000 tonnes of copper cathode per year. Following unexpected ground movement in June 2015, we suspended mining as a precautionary measure in the area adjacent to the SX-EW plant and temporarily shut down the processing facilities. Normal mining operations resumed in August.  We continue to operate the south side of the SX-EW plant which has sufficient production capacity for the available ore sources over the remainder of the mine life.  The north portion of the SX-EW plant is being decommissioned. Current capacity is estimated at approximately 40,000 tonnes of copper cathode per year.
In 2015, Quebrada Blanca produced 39,100 tonnes of copper cathode, compared to 48,000 tonnes in 2014, with the reduction primarily as a result of the precautionary suspension following the ground movement.
We expect production of approximately 30,000 to 35,000 tonnes of copper cathode in 2016. Grades are forecast to continue to decline as the supergene deposit is gradually depleted. The operation made significant progress on further cost reduction initiatives in late 2015, with continued focus in early 2016 on minimizing operating costs at current production rates. Mine life

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options past 2016 are being reviewed in light of current market conditions, and future production plans will depend on copper prices and further cost reduction efforts.
We continue to advance the updating of environmental permits for the existing facilities for the supergene operation. The assessment and Indigenous consultation by the relevant regulatory agencies are still in progress.
Work on the Quebrada Blanca Phase 2 project in 2015 focused on capital optimization and permitting. As part of this work, we decided to move the proposed tailings facility closer to the mine site. The proposed facility is expected to provide sufficient capacity for tailings from ore mined during the first 25 years of the mine life. Additional baseline work is required as a result of these changes, and we now anticipate submitting the Social and Environmental Impact Assessment (SEIA) for the project to the authorities in mid-to late 2016.
Certain commitments have been made by Quebrada Blanca in connection with the development of Quebrada Blanca Phase 2, including with respect to certain long-lead equipment and power purchase contracts.  There are three primary power purchase agreements for Quebrada Blanca Phase 2, with staggered supply dates.  Each of these agreements imposes a take-or-pay obligation on CMTQB, under which CMTQB is required to pay for the contracted power regardless of whether it is required in the operations.  The first supply date is currently expected to be in the first quarter of 2017 and the other supply dates are expected for early 2018.  CMTQB’s obligations under the power purchase agreements are guaranteed by Teck until Quebrada Blanca Phase 2 enters production.  Due to Teck’s downgrade below investment grade by Moody’s and Standard & Poor’s rating agencies, we were required to deliver an aggregate of US$672 million of letters of credit to support this guarantee.  The letters of credit would be terminated if and when we regain investment grade credit ratings. The aggregate monthly fixed commitment of the three primary power supply agreements is approximately US$6.5 million per month, determined as of December 31, 2015.  CMTQB is taking steps to manage its exposure in connection with these commitments in light of the permitting timeline discussed above, and may sell power at spot market rates or under contract to offset its exposure under these take or pay contracts until power is required for the QB2 project.
Taxes payable in Chile that affect the operation include a mining tax of 4% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax will apply to operating margin based on a progressive sliding scale from 5% to 14%.  CMTQB is also subject to federal income tax in Chile.
Based on current economic conditions, there are sufficient reserves in the mine plan to support production through 2017.  Studies and permitting efforts are ongoing with respect to extending cathode production to 2020 and the potential to supplement production by re-irrigating material previously leached.
Carmen de Andacollo Mine, Chile (Copper)
The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share

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equity.  ENAMI’s interest is a carried interest and as a result ENAMI is not required to contribute further funding to CDA.
CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a concentrator on the site.
The Carmen de Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago.  Access to the Carmen de Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.
The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply-rooted fault structures.  A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).
The Carmen de Andacollo mine is an open-pit mine.  Copper concentrate is produced by processing hypogene ore through a flotation plant.  Some supergene ore is also mined, which is transported to heap leach pads.  Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.
The majority of copper cathode produced at Carmen de Andacollo is sold under annual contracts with metal trading companies.  The remaining Carmen de Andacollo copper cathode production is sold in the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long-term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.
During 2015, 18 diamond drill holes, totaling approximately 3000 metres were drilled in Carmen de Andacollo mine. 16 of these drillholes were for geological logging purposes.  The geological logging of these drillholes confirms the geological features identified in the deposit and only local changes of geological boundaries were recognized. Diamond drill core is split in halves and

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sampled in 2.5 metre intervals. One half is sent to the lab at the site for analysis and the other is retained for future reference. For this drilling campaign, one in five samples was submitted to metallurgical testing and subsequently these samples returned to the mechanical preparation process. A control was implemented to avoid contamination and loss of mass of the samples sent to metallurgical tests.  Coarse blank, field duplicated (prior to shipment to the laboratory), crushing duplicated, fine coarse blank, pulp duplicated and standards were used as part of the quality assurance-quality control program.
Carmen de Andacollo produced 68,300 tonnes of copper contained in concentrate in 2015, similar to 67,500 tonnes produced in 2014. Copper cathode production was 4,700 tonnes in 2015, compared with 4,300 tonnes in 2014. Gold production, on a 100% basis, of 47,600 ounces was consistent with production in 2014.
In January 2010, CDA sold an interest in future gold production from Andacollo to Royal Gold, Inc.  Royal Gold’s production entitlement was equivalent to 75% of the payable gold produced until total cumulative gold production reached 910,000 ounces, and 50% thereafter. In July 2015 CDA paid US$345 million to terminate this arrangement.
In a separate transaction in July 2015, CDA sold an interest in gold reserves and resources from the Carmen de Andacollo mine to RGLD Gold AG (RGLDAG), a wholly owned subsidiary of Royal Gold, Inc. Under the terms of the agreement, RGLDAG made an advance payment of US$525 million to CDA, which will sell and deliver, on a monthly basis, an amount of gold equal to 100% of the payable gold produced from the mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will also pay a cash price of 15% of the monthly average gold price at the time of each delivery.
Consistent with the mine plan, copper grades are expected to continue to gradually decline in 2016 and in future years, which we expect to offset by planned throughput improvements. Carmen de Andacollo’s production in 2016 is expected to be in the range of 65,000 to 70,000 tonnes of copper in concentrate and 3,000 tonnes of copper cathode. Copper concentrate production is expected to remain similar for the subsequent three-year period. We are working to extend cathode production, previously expected to end in 2015, at similar rates through 2020.
The current life of mine for Carmen de Andacollo is expected to continue until 2036.  Additional permitting or amendments will be required to execute the life of mine plan.
Taxes payable in Chile that affect the operation include a mining tax of 5% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CDA is also subject to federal income tax in Chile.
Duck Pond Mine, Canada (Copper/Zinc)
We hold a 100% interest in the Duck Pond copper-zinc property. The Duck Pond property is located in central Newfoundland approximately 100 kilometres southwest of the city of Grand Falls-Windsor. The property covers approximately 12,800 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

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Copper production was 6,100 tonnes in 2015, compared to 14,200 tonnes in 2014. Zinc production was 7,000 tonnes, compared with 16,200 tonnes of zinc production in 2014.
The mine permanently closed at the end of June 2015 as planned due to exhaustion of reserves.
Copper Projects
Project Corridor, Chile
In November 2015 we combined Goldcorp’s El Morro project and Teck’s Relincho projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single copper-gold-molybdenum project.
In combination with community consultation, a pre-feasibility study is expected to commence in mid-2016 and be completed in approximately 12-18 months.
Galore Creek, Canada
We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.
No significant field activity took place in 2015 and no significant activity is planned for 2016.
Schaft Creek, Canada (Copper, Gold)
Teck holds a 75% interest in the Schaft Creek project, a copper-gold exploration property situated in northwest B.C., approximately 26 kilometres northeast of the Galore Creek property. Some engineering studies continued through 2014.  A small technical work program, including some field activities, was conducted in 2015.
San Nicolás Project, Mexico (Copper, Zinc)
The San Nicolás property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolás S.A. de C.V., which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property.  Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  Some drilling on the property and technical studies took place in 2015.
Zafranal
We have a 50% interest in the Zafranal copper-gold project located in southern Peru.  The project is held by Compañía Minera Zafranal S.A.C., in which we are a 50% shareholder.  The other 50% shareholding is held by Mineral A.Q.M. copper Peru S.A.C, which is owned by AQM Copper Inc.

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and Mitsubishi Materials Corporation.  In 2014, an 18-month pre‑feasibility program commenced for the project. We expect the pre-feasibility to be complete in the first half of 2016.
Mesaba Project, United States
We have a 100% interest in the Mesaba copper-nickel project located in northern Minnesota.  A small technical program was conducted in 2015.
CESL Limited (CESL)
In 2015, our CESL hydrometallurgical facility, located in Richmond, BC, continued to advance the commercialization of our proprietary copper, nickel and copper-arsenic process technologies on internal and external opportunities.
Steelmaking Coal
Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licenses, which are subject to licensing and leasing fees.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.
Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.
All of Teck’s coal mines are conventional open-pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.  Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  Each of the mines will require additional permits as they progress through their long-term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.
Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.
In 2015 we produced 25.3 million tonnes of steelmaking coal.
Elk Valley Water Management
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan, which was approved in the fourth quarter of 2014 by the B.C. Minister of Environment.

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Implementation of the plan includes the construction of active water treatment facilities to reduce selenium and nitrates in the receiving environment. We expect the long-term costs of water management, including capital and operating costs, to average in the range of $4 per tonne of steelmaking coal (assuming annual production of 27.5 million tonnes). Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring.
In 2015, we spent approximately $43 million towards implementation of the plan and in 2016, we expect to spend approximately $31 million.  Our West Line Creek water treatment facility became fully operational in early 2016.
We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. The plan contemplates ongoing monitoring of the regional environment to ensure that the water quality targets set out in the plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.
See Risk Factors—“We face risks associated with the issuance and renewal of environmental permits” and—“Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and water quality management.
Coal Transportation
Teck ships most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta to west-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that expires in April 2021.  CPR transports a small portion of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, B.C., and interchanges the trains with CNR for furtherance to the west coast, pursuant to an arrangement between Teck Coal and CNR.
CNR provides rail service from the Cardinal River mine in Alberta under a railway tariff.  A portion of the coal produced at the five mines in the Elk Valley is transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and the United States.  The eastbound agreement with CPR covering shipments to our North American customers expired at the end of February 2015 and since that time eastbound shipments with CPR have been covered by a railway tariff. In addition, in 2015, Teck began to ship a portion of its eastbound destined coal to customers in the United States with the Burlington Northern Santa Fe Railway.
Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2015 provided services for approximately 70% of Teck’s steelmaking coal shipments. Teck Coal has agreed to terms with Westshore governing shipments of coal originating from all six of our

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coal mines for the period to March 31, 2021. Neptune, in which Teck Coal has a 46% ownership interest, provides ship-loading services for coal shipments loaded on a cost-of-service basis. We also have an agreement with Ridley Terminals.
Property Description
The following sections cover details for each of the operating mines and potential projects. For the operating mines, the remaining reserve life is shown, calculated by dividing remaining reserves by current annual production rates. As mine plans and capacities change these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and involve a range of expenditures in terms of pit access and development and infrastructure to support the development.  The reserve lives also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.
Geology of the Elk Valley Mines (B.C., Canada)
In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly-dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.
Fording River Mine, B.C., Canada
The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site consists of approximately 23,000 hectares of coal lands.
Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 8.5 million and 9.5 million tonnes of clean coal, respectively.
The majority of current production is derived from the Eagle Mountain pit area. Proven and probable reserves at Fording River are projected to support mining at planned production rates for a further 52 years. Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.
2016 projected capital costs for Fording River are approximately $35 million.  The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	9
Major enhancement	26

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2016 projected cash operating costs for Fording River are approximately $407 million.  The major components of the projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	176
Supplies	167
Energy	74
Other (including general & administrative, inventory changes)	52
Less amounts associated with projected capitalized stripping	(62)
Total	407

The cash operating costs presented above do not include transportation or royalties.
Elkview Mine, B.C., Canada
Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005.  The Elkview mine is an open-pit coal mine located approximately three kilometres east of Sparwood in south-eastern British Columbia.
The mine site consists of approximately 27,100 hectares of coal lands.
The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 7.0 million and 7.0 million tonnes of clean coal, respectively.
Production is derived primarily from the Baldy Ridge and Natal Ridge pit areas.  Proven and probable reserves at Elkview are projected to support mining at planned production rates for a further 41 years.
2016 projected capital costs for Elkview are approximately $14 million.  The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	7
Major enhancement	7

2016 projected cash operating costs for Elkview are approximately $264 million.  The major components of the projected cash operating costs are:

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Component	Approximate projected cost ($/million)
Labour	142
Supplies	139
Energy	75
Other (including general & administrative, inventory changes)	25
Less amounts associated with projected capitalized stripping	(117)
Total	264

The cash operating costs presented above do not include transportation or royalties.
Greenhills Mine, B.C., Canada
Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, which was renewed during the year, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all coal mined from certain defined lands at Greenhills until the end of the operational phase of the joint venture.  The joint venture agreement provides for a review of the terms of the agreement in 2018 and 2022 and, in the event the parties disagree on the continuation of the terms of the agreement, the operational phase will come to an end.
The Greenhills mine is located eight kilometres northeast of the community of Elkford, in south eastern British Columbia.  The mine site consists of approximately 11,800 hectares of coal lands.
Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.2 million and 5.2 million tonnes of clean coal, respectively.
Production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining at planned production rates for a further 39 years.
Our 80% share of 2016 projected capital costs for Greenhills is approximately $14 million.  The major components of our share of projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	7
Major enhancement	7

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Our 80% share of 2016 projected cash operating costs for Greenhills is approximately $216 million.  The major components of our share of projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	86
Supplies	86
Energy	53
Other (including general & administrative, inventory changes)	25
Less amounts associated with projected capitalized stripping	(34)
Total	216

The cash operating costs presented above do not include transportation or royalties.
Coal Mountain Mine, B.C., Canada
The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site consists of approximately 3,000 hectares of coal lands. Coal Mountain produces both steelmaking and thermal coal. The current annual production capacities of the mine and preparation plant are approximately 2.7 million and 3.5 million tonnes of clean coal, respectively. In November 2015 we suspended our Coal Mountain Phase 2 Project, as the project is not economic under the current market outlook.
Mining at Coal Mountain operations is expected to conclude in the fourth quarter of 2017.
Line Creek Mine, B.C., Canada
The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.
The current annual production capacities of the mine and preparation plant are approximately 3.5 million and 3.5 million tonnes of clean coal, respectively.
Proven and probable reserves at Line Creek are projected to support mining at planned production rates for a further 23 years.
Cardinal River Mine, Alberta, Canada
The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5% based on any coal mined from the Cheviot pit and certain other former Luscar properties. The Cardinal River mine property consists of approximately 15,300 hectares of coal lands.

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In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 2.0 million and 3.0 million tonnes of clean coal, respectively.
Proven and probable reserves at Cardinal River are projected to support mining for a further 10 years.  However, mining beyond 2019 will require significant improvement from current coal prices.
Quintette Coal Project, B.C., Canada
Our Quintette mine in northeastern British Columbia has been closed since 2000. In the third quarter of 2012 we completed the feasibility study for re-opening the Quintette mine. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. We received a Mines Act Permit Amendment for Quintette in June 2013. Quintette has been placed on care and maintenance and the potential restart has been deferred until market conditions improve.
Other Coal Projects
Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge B.C., Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview.
Zinc
Mining Operations
Red Dog Mine, United States (Zinc, Lead)
The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is operated by Teck Alaska Incorporated on lands owned by, and leased from, the NANA Regional Corporation.  The Red Dog mine covers approximately 1,000 hectares.
Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from surrounding communities and locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.
Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens

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shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.
The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.
Red Dog hosts three deposits: Main, Aqqaluk and Qanaiyaq. Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010.  The Red Dog Main pit was exhausted in the first quarter of 2012 and all future ore will come from the Aqqaluk and Qanaiyaq deposits.
The mining method employed is conventional open-pit drill and blast and truck and shovel technology.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.
Power is generated on site through a diesel power plant with adequate capacity to support current operations.  Tailings storage and waste disposal areas have adequate capacity to sustain the current life of mine plan.  All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.
In 2015, 20 holes, totaling approximately 2,910 metres were drilled in the Aqqaluk pit.  Twelve holes (1,285 m) were drilled for geotechnical purposes and 8 holes (1,625 m) were drilled for resource infill and confirmation.  Diamond drill core (both HQ and NQ diameters) is sawn into halves and sampled in 1.5 metre intervals with one half being sent to Bureau Veritas in Vancouver for analysis and the other half retained at Red Dog for future reference.  The quality assurance-quality control program consists of standards and blanks inserted at regular intervals as well as core, coarse crush and pulp duplicates all analyzed by Bureau Veritas.  Five percent of core sample pulps are split and sent to a second lab as a check.
The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native regional corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The net proceeds of production percentage increased from 25% to 30% in the fourth quarter of 2012 and will increase to 35% in October 2017.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining License tax which applies at 7% of taxable income.  Through 2015, the operation had also made an annual contribution to the Northwest Arctic Borough under a negotiated payment in lieu of taxes agreement.  Effective January 1, 2016, the Northwest Arctic Borough levied a substantial severance tax on the Red Dog mine in place of the negotiated payment in lieu of taxes agreement.  Teck Alaska filed a complaint in the Superior Court for the State of Alaska seeking to

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enjoin the enforcement of this new severance tax, on the grounds that the municipality lacks the authority to tax interstate commerce, that the tax violates Teck Alaska’s equal protection and due process rights, and that the imposition of the tax breaches a prior negotiated agreement between Teck Alaska and the municipality.
The mine is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.
In 2015, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.  The lead concentrate production is also shipped to Trail and to customers in Asia.  The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.
In 2015, zinc production at Red Dog was 567,000 tonnes of zinc in concentrate compared to 596,000 tonnes in 2014, due to lower mill throughput, largely attributable to an extended annual mill maintenance shutdown and downtime for repairs in the grinding and dewatering circuits.  In 2015, mill throughput was 4.0 million tonnes, declining by 6% compared with 2014. Lead production in 2015 was 117,600 tonnes compared to 122,500 tonnes in 2014, due to higher grades, partially offset by lower recoveries and lower mill throughput.
Red Dog’s production of contained metal in 2016 is expected to be in the range of 545,000 to 570,000 tonnes of zinc and approximately 115,000 to 120,000 tonnes of lead.  From 2017-2019, Red Dog’s production of contained metal is expected to be in the range of 500,000 to 550,000 tonnes of zinc and 100,000 to 110,000 tonnes of lead.
The mine life is expected to continue to 2031.  We are currently examining ways to moderate projected declines in production following 2020, and have an initiated a study to examine throughput increase.
2016 projected capital costs for Red Dog are approximately US$35 million.  The major components of the projected capital costs are:
Component	Approximate projected cost (US$/million)
Sustaining	35

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2016 projected cash operating costs for Red Dog are approximately US$230 million.  The major components of the projected cash operating costs are:
Component	Approximate projected cost (US$/million)
Labour	102
Supplies	74
Energy	38
Other (including general & administrative, inventory changes)	59
Less amounts associated with capitalized stripping	(43)
Total	230

The cash operating costs presented above do not include transportation or royalties.
Pend Oreille Mine, United States (Zinc, Lead)
We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004 under Teck’s ownership.  In February 2009, we suspended operations and put the mine on care and maintenance as a result of low zinc prices.  The mine restarted operations in December 2014.
The Pend Oreille mine is a carbonate-hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.
Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.
The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates.  Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.
The mine has an expected mine life of five years at a production rate of 44,000 tonnes of zinc concentrate per year.
We expect 2016 production to be approximately 40,000 tonnes of zinc in concentrate.
Refining and Smelting
Trail Operations
Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver.  It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

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The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in either roasters or pressure leach plants where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant.  The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements.  Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high purity lead.  The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years, with the next shutdown scheduled for the third quarter of 2018.  Construction was completed on a new acid plant, which replaced two existing plants and has delivered enhanced operating reliability and flexibility as well as improved environmental performance.
Refined zinc production in 2015 was 307,000 tonnes, compared with 277,400 tonnes the previous year. The increased production resulted from more consistent process stability due to operating a full year with the new acid plant, which started in the second quarter of 2014. Better utilization of electrical current applied in the zinc cell house also contributed.
Refined lead production increased to 83,500 tonnes from 82,100 tonnes in 2014, while silver production increased to 23.5 million ounces in 2015 from 21 million ounces in 2014. The increased silver production reflects the higher silver contained in our concentrate purchases.
Our recycling process treated 40,800 tonnes of material during the year, and we plan to treat about 43,000 tonnes in 2016. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste through our recycling program.
In 2016, we expect to produce in the range of 290,000 to 300,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.
Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.
Teck Metals also owns a two-thirds undivided interest in the Waneta hydroelectric power plant near Trail.  BC Hydro acquired the balance from Teck in March 2010.  The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with BC Hydro, provides electric power to the Trail Operations.  The operation of Waneta and other hydroelectric plants located on the Kootenay River are governed by the Canal Plant Agreement (CPA), a contractual

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arrangement with BC Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.
Teck Metals and BC Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with BC Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and BC Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership.  The agreement also generally provides for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail Operations may be sold by Teck Metals, subject to offering BC Hydro the first right to purchase the surplus.
We also own the related 15-kilometre transmission and distribution system from Waneta to the United States.
Energy
Fort Hills Project
The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying six Alberta Oil Sands Leases No.’s 7404080933, 7404080932, 7400120008, 7406020438, 7405090634 and 7406020437 (collectively,  the “Fort Hills Leases”).  The Fort Hills Leases are located approximately 90 kilometres north of Fort McMurray, Alberta and cover a contiguous area of approximately 23,675 hectares on the east bank of the Athabasca River.
On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy L.P. (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are currently Suncor Energy Inc. (“Suncor”) with a 50.8% interest and Total E&P Canada Ltd. (“Total”) with a 29.2% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.
Suncor Energy Operating Inc., an affiliate of Suncor, acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

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In October 2013 the Fort Hills partners announced that they were proceeding with the construction of the project.  Based on the project operator’s cost estimates, Teck’s portion of the fully-escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014-2017), including remaining earn-in commitments. Pursuant to the limited partnership agreement, we were required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the following $5 billion of project expenditures and then our 20% pro rata share thereafter.  These amounts include the subscription price for our 20% interest.  Teck fully paid its remaining earn-in commitment in 2015; as a result its funding percentage has been reduced to 20%.  As of December 31, 2015, approximately $11.1 billion (100% basis) has been spent on the Fort Hills project by the Fort Hills Partnership.  Teck’s cumulative spending on the project was $3.0 billion at the end of 2015, of which $966 million was spent in 2015. Based on the project cost estimates, Teck’s 20% share of remaining capital costs was approximately $1.3 billion at the end of 2015.
The gross overall project costs (all partners) since the project restart in 2011 are estimated by the project operator at $15.1 billion, a capital intensity of approximately $84,000 per flowing barrel of bitumen, within the range of similar recent oil sands projects.  The project is scheduled to produce first oil as early as the fourth quarter of 2017 and is expected to achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months.  Teck’s share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.  The operator has provided a forecast incurred cost estimate of approximately at $4.5 billion for 2016.  Our share of 2016 cash spending is estimated at $960 million.
The Fort Hills oil sands leases require first production of bitumen prior to July 31, 2019.  Fort Hills is required to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project or to pay a penalty to the Government of Alberta.
Teck has entered into a number of pipeline and related infrastructure agreements regarding its 20% portion of Fort Hills production.  These infrastructure arrangements include storage and blending facility capacity and pipeline agreements, including agreements to provide diluent pipeline capacity to Fort Hills and diluted bitumen pipeline capacity to Hardisty, Alberta. These arrangements are generally on a “take-or-pay” basis and Teck is required to pay for capacity on the pipelines and storage infrastructure regardless of whether we use this capacity.  These arrangements also permit the infrastructure owners to require Teck to deliver letters of credit or other financial assurances if Teck does not maintain an investment grade rating by specified ratings agencies.  Teck has posted approximately $93 million of letters of credit under certain pipeline and storage agreements we entered into in connection with the Fort Hills project. In addition, if requested by Teck’s counterparties, the value of these letters of credit could increase up to approximately $650 million in 2017 prior to the relevant in-service date for the particular infrastructure and the Fort Hills project. Following the applicable in-service dates, Teck’s letter of credit obligations will decrease to approximately $450 million. These Fort Hills-related letters of credit will also be terminated if and when we regain investment grade ratings.
Teck engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent evaluation of the reserves at the Fort Hills project effective as of December 31, 2015.  The best estimate of our

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20% share of the proven plus probable reserves at Fort Hills is 627 million barrels of bitumen.  See “Oil and Gas Resources” below for a further discussion of the reserves for the Fort Hills project.
Frontier Project
The Frontier oil sands project is wholly owned by Teck and consists of approximately 60,700 hectares of oil sands leases and is located on the west side of the Athabasca River.  The Frontier project was designed for a total nominal production of approximately 277,000 barrels per day of bitumen.
In 2015, we conducted an airborne electromagnetic survey of the Frontier Project area to advance our understanding of key geological features and allow for optimization of future drilling programs. In 2015/2016 we received approvals for a combined 214 hole exploration program but made the decision to defer the program.
The updated Frontier project will produce 260,000 barrels per day of partially de-asphalted bitumen (with the potential to increase to 277,000 through future debottlenecking) from a two phase surface mining development. First oil is expected the first quarter of 2026 and production is planned to finish 2066; a 41-year mine life. The project will operate four years longer than originally planned due to the recovery of an additional 200 million barrels.
The regulatory application review of Frontier is continuing with provincial and federal regulators. We responded to the regulators’ information requests and provided a project update in June 2015. The project update outlines improvements to the economic and social benefits and overall environmental performance of the project. The earliest anticipated first oil date for our Frontier project is now 2026, which reflects additional time required for updates to the project in light of a lease exchange transaction in 2013 and revisions to the project scope. The regulatory review process is expected to continue through 2016, making early 2017 the earliest date at which a decision is expected.
Lease 421 Area
We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022, 023 and 899 – east of the Athabasca River (approximately 13,300 hectares on a 100% basis).
Wintering Hills Wind Power Facility
Teck and a subsidiary of TransAlta Corporation jointly own the Wintering Hills Wind Power Facility near Drumheller, Alberta.  Prior to selling its interest to TransAlta, Suncor Energy Products Inc. was the operator.  In January 2015, we increased our interest in the project from 30% to 49%, through the exercise of a purchase option.  Our joint venturer holds the remaining 51% interest and operates the project. Our 49% share of power generation in 2014 was 136 GWh.  Our share of expected power generation in 2016 is 135 GWh, although actual generation will depend on weather conditions and other factors.

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Exploration
In 2015, we incurred exploration expenditures of $76 million, including $15 million for mine site and development/engineering projects.  Approximately 49% of expenditures were dedicated to exploration for zinc, 20% for gold, 30% for copper and approximately 1% were dedicated to other commodities.  Of the total exploration expenditures, approximately 51% was spent in North America, 20% in South America, 15% in Europe and Africa and 14% in Asia-Pacific. In 2016, planned exploration expenditures are expected to be approximately $68 million, including $14 million for mine site and development /engineering projects.
Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.
Gold
Our gold strategy is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in-country expertise that provide a competitive advantage.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets and from these new opportunities, at an appropriate point in the exploration and development cycle.
Our current exploration efforts and drill testing for gold are primarily focused in the Americas, Turkey and other select jurisdictions.
Corporate
For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.
Mineral Reserves and Resources
See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

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MINERAL RESERVES(1) AT December 31, 2015

							Teck Interest
	Proven		Probable		Total		Teck	Recoverable(7)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest	Metal
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	(%)	(000 t)

Copper
Highland Valley Copper	355,000	0.33	222,200	0.24	577,200	0.29	97.5%	1,450

Antamina
Copper only ore	128,400	1.02	207,300	0.99	335,700	1.00	22.5%	700
Copper-zinc ore	63,400	1.08	199,700	0.83	263,000	0.89	22.5%	410
	191,800	1.04	407,000	0.91	598,700	0.95	22.5%	1,110

Quebrada Blanca
Heap leach (2)	6,300	0.48	3,800	0.42	10,100	0.46	76.5%	30
Dump leach (2)	700	0.21	2,700	0.20	3,400	0.20	76.5%
	7,000	0.45	6,500	0.33	13,500	0.39	76.5%	30

Quebrada Blanca - Mill	30,500	0.63	1,554,000	0.49	1,584,500	0.49	76.5%	5,360

Andacollo
Heap leach (2)	300	0.37	1,000	0.27	1,200	0.29	90%
Dump leach ore (2)
	300	0.37	1,000	0.27	1,300	0.27	90%

Andacollo - Mill	140,400	0.36	276,600	0.33	417,000	0.34	90%	1,120

Galore Creek	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
Relincho	435,300	0.38	803,800	0.37	1,239,100	0.37	50%	2,040
El Morro	321,800	0.55	277,200	0.43	599,100	0.49	50%	1,280

Molybdenum
Highland Valley Copper	355,000	0.007	222,200	0.009	577,200	0.007	97.5%	30
Antamina	128,400	0.037	207,300	0.032	335,700	0.034	22.5%	20
Quebrada Blanca - Mill	30,500	0.011	1,554,000	0.019	1,584,500	0.019	76.5%	170
Relincho	435,300	0.016	803,800	0.018	1,239,100	0.017	50%	60

Zinc
Red Dog			56,600	14.6	56,600	14.6	100%	6,560
Pend Oreille	1,300	7.9	1,500	6.5	2,800	7.1	100%	180
Antamina	63,400	2.1	199,700	2.0	263,000	2.0	22.5%	950

Lead
Red Dog			56,600	4.1	56,600	4.1	100%	1,220
Pend Oreille	1,300	1.2	1,500	1.0	2,800	1.1	100%	20

							Teck Interest
	Proven		Probable		Total		Teck	Clean
	Tonnes		Tonnes		Tonnes		Interest	Coal
	(000’s)		(000’s)		(000’s)		(%)	(000 t)
Metallurgical Coal (3)
Fording River	204,100		230,800		434,900		100%	434,900
Elkview	9,700		263,500		273,200		95%	259,500
Greenhills	21,200		180,100		201,300		80%	161,000
Line Creek	2,600		64,100		66,600		100%	66,600
Cardinal River	3,900		14,400		18,300		100%	18,300
Quintette (Mt Babcock)	32,700		5,400		38,100		100%	38,100

PCI Coal (3)
Greenhills	700		4,300		5,000		80%	4,000
Coal Mountain	1,400		3,100		4,500		100%	4,500
Cardinal River	200		500		600		100%	600

Thermal Coal (3)
Fording River	1,200		3,800		5,000		100%	5,000
Greenhills	100		2,600		2,700		80%	2,200
Line Creek	1,300		9,700		11,100		100%	11,100
Quintette (Mt Babcock)	700		300		1,000		100%	1,000

							Teck Interest
	Proven		Probable		Total		Teck	Recoverable (7)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest	Metal
	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(%)	(000 oz)

Gold
Andacollo - Mill	140,400	0.12	276,600	0.12	417,000	0.12	90%	960
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040
El Morro	321,800	0.56	277,200	0.35	599,100	0.46	50%	3,000

Silver (6)
Antamina
Copper only ore	128,400	8.3	207,300	7.9	335,700	8.1	22.5%	15,590
Copper-zinc ore	63,400	17.1	199,700	13.0	263,000	14.0	22.5%	17,460
	191,800	11.2	407,000	10.4	598,700	10.7	22.5%	33,050

Red Dog			56,600	73.8	56,600	73.8	100.0%	63,010

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MINERAL RESOURCES(1) AT December 31, 2015

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	Interest

Copper
Highland Valley Copper	412,100	0.34	709,200	0.23	341,900	0.22	97.5%

Antamina
Copper only ore	44,200	0.51	298,700	0.80	779,600	0.83	22.5%
Copper-zinc ore	19,600	0.76	135,600	1.10	493,300	1.02	22.5%
	63,800	0.59	434,300	0.89	1,272,900	0.91	22.5%

Quebrada Blanca
Heap leach (2)					100	0.32	76.5%
Dump leach (2)					200	0.19	76.5%
					300	0.23	76.5%

Quebrada Blanca - Mill	5,300	0.44	838,500	0.40	2,216,900	0.36	76.5%

Andacollo
Heap leach (2)	8,200	0.34	30,600	0.15	40	0.37	90.0%
Dump leach ore (2)							90.0%
	8,200	0.34	30,600	0.15	40	0.37	90.0%

Andacollo - Mill	12,200	0.30	153,600	0.28	47,500	0.28	90%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50%
San Nicolas			91,700	1.24	10,800	1.24	79%
Relincho	79,900	0.27	317,100	0.34	610,800	0.38	50%
El Morro	19,800	0.51	72,600	0.39	678,100	0.35	50%

Molybdenum
Highland Valley Copper	412,100	0.008	709,200	0.010	341,900	0.008	97.5%
Antamina	44,200	0.025	298,700	0.023	779,600	0.022	22.5%
Quebrada Blanca - Mill	5,300	0.004	838,500	0.015	2,216,900	0.017	76.5%
Relincho	79,900	0.009	317,100	0.012	610,800	0.013	50%

Zinc
Red Dog					200	11.5	100%
Pend Oreille			50	6.1	2,800	6.2	100%
Antamina	19,600	1.2	135,600	1.6	493,300	1.5	22.5%
San Nicolas			91,700	1.7	10,800	1.0	79%

Lead
Red Dog					200	3.8	100%
Pend Oreille			50	0.4	2,800	1.4	100%

	Measured		Indicated		Inferred
	Tonnes		Tonnes		Tonnes		Teck
	(000’s)		(000’s)		(000’s)		Interest
Metallurgical Coal (5)
Fording River	406,500		916,300		787,200		100%
Elkview	428,000		152,100		224,600		95%
Greenhills	114,900		189,600		148,500		80%
Line Creek	396,000		360,100		414,500		100%
Cardinal River	46,300		5,400		1,000		100%
Quintette (Mt Babcock)	29,900		90,100		116,200		100%
Mt Duke	24,300		102,400		122,600		92.68%
Elco	25,100		115,300		112,300		75%
Marten Wheeler (CMO2)	102,200		71,700		7,900		100%

PCI Coal (5)
Greenhills	3,200		4,700		4,300		80%
Coal Mountain	55,300		23,100		4,700		100%
Cardinal River	600		200				100%

Thermal Coal (5)
Fording River	5,700		7,700		7,500		100%
Greenhills	700		400		300		80%
Line Creek	17,000		2,300		3,100		100%
Quintette (Mt Babcock)	200		100		100		100%
Mt Duke	200		700		1,300		92.68%
Elco	700		6,100		6,000		75%
Marten Wheeler (CMO2)	2,800		3,700		900		100%

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	Interest

Gold
Andacollo - Mill	12,200	0.08	153,600	0.09	47,500	0.09	90%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50%
El Morro	19,800	0.53	72,600	0.38	678,100	0.30	50%

Silver (6)
Antamina
Copper only ore	44,200	5.7	298,700	8.4	779,600	8.2	22.5%
Copper-zinc ore	19,600	14.1	135,600	17.8	493,300	15.5	22.5%
	63,800	8.3	434,300	11.4	1,272,900	11.0	22.5%

Red Dog					200	76.2	100%

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Notes to Mineral Reserves and Resources Tables
(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.
(2)	For heap leach and dump leach operations, copper grade are reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.
(3)	Coal reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal resources are reported as tonnes of raw coal.
(6)	In 2010, an interest in future gold production from the Andacollo mine was sold. The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reach 910,000 ounces of gold, and 50% thereafter. Reserves and resources are stated without accounting for this production interest.
(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.
Definitions for Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources: “Proven” and “probable” mineral reserves and “measured”, “indicated” and “inferred” mineral resources are estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November, 2010 updated in May 2014 and incorporated in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), by Canadian securities regulatory authorities.  Estimates of coal reserves and resources can be prepared and classified using guidance from Geologic Survey of Canada Paper 88-21, however, classification terminology must conform to CIM definitions incorporated into NI 43-101.
Mineral resources are reported separately from, and do not include that portion of the mineral resources classified as mineral reserves.
Metallurgical coal: means the various grades of coal that are used to produce coke which is used in the steel making process.
PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.
Thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.
The CIM definitions for mineral resources and mineral reserves are as follows:
A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

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An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resources and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101.
An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve. Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a pre-feasibility study which can serve as the basis for major development decisions.
A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.
A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as

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appropriate that include application of modifying factors. These studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
Methodologies and Assumptions

Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.
Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.
Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.
Comments on Individual Operations

Highland Valley Copper

Reserve and resource estimates were prepared using long-term metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/oz silver and US$1,200/oz gold and an exchange rate of CAD$1.15 per US$1.00.  Resources and reserves are reported at a 0.11% copper equivalent cut-off.
Production depletion and higher operating costs in 2015 resulted in a net decrease to reserves of 30.8 million tonnes over 2015. An increased CDN$ to US$ exchange rate in 2015 was primarily responsible for the net gain of 151.9 million tonnes of resources compared to 2014.
Antamina
Reserve and resource estimates were prepared using long-term metal prices of: US$2.96/lb copper, US$0.99/lb zinc, US$11.91/lb molybdenum and US$21.34/oz silver.
The cut-off grades at Antamina are based on the net value before taxes that the material is expected to generate per hour of concentrator operation at assumed prices, and varies by year in an effort to maximize the net present value of the pit.

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Production depletion is mostly responsible for a net decrease of 47.8 million tonnes to the year-end 2015 copper reserves compared to the end of 2014.
Quebrada Blanca
Supergene (heap and dump leach materials) reserves were estimated using a short-term copper metal price of US$2.35/lb, given the short-term nature of the operation.  The life of mine plan on which the reserve estimate is based is expected to sustain heap and dump leach mining operations until 2017.
Hypogene (concentrator) mineral reserves were estimated using a long-term copper price of US$3.00/lb. The life of mine plan for the hypogene shows a mine life of 38 years. There have been no changes to the hypogene reserves or resources at Quebrada Blanca in 2015.
Carmen de Andacollo
The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator.  The resource model was updated in 2015 with adjustments to the geological interpretation and changes to the estimation parameters.
Supergene mineral reserve estimates assume a 44.5% leach recovery for soluble copper, long-term copper price of US$3.00/lb and a soluble copper cut-off of 0.14%. Supergene reserves are estimated to sustain mining until 2016.
Supergene reserves have decreased by 28.9 million tonnes at the end of 2015, compared with the end of 2014. This was primarily due to 27.0 million tonnes of material being transferred into supergene resources due to mine plan changes and pending permit applications for further leaching of site stockpiles.
The hypogene reserves are estimated using variable mill recovery values for copper and an average fixed mill recovery of 67.4% for gold.  Hypogene reserve estimates assume long-term prices of US$3.00/lb copper and US$1,200/oz gold.  Current hypogene feeds are expected to sustain concentrator operations until 2036.
Hypogene 2015 reserves decreased by 23.4 million tonnes in comparison to 2014.  Hypogene resources increased to 213 million tonnes, a gain of 6.3% from 2014. The additions in resources are mainly attributable to reductions in operating costs and drilling and modeling changes; however, higher mining costs and changes in the mine plan resulted in a net decrease of the reserves.
Relincho
There were no updates to reserves and resources at Relincho in 2015.  Reserves have been reported within the designed life of mine pits created during the 2013 feasibility study for the project, assuming US$2.80/lb copper and US$13.70/lb molybdenum and assumed metallurgical recoveries of 88.8% for copper and 47.2% for molybdenum.

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The closing of the Project Corridor transaction in November 2015 reduced Teck’s interest in the Relincho deposit to 50%. However, the mineral reserves and mineral resources for Relincho continue to be presented on a 100% interest basis.
El Morro
As a result of the closing of the Project Corridor transaction in November 2015, Teck’s acquired a 50% interest in Goldcorp’s El Morro project.  However, the mineral reserves and mineral resources for El Morro are presented on a 100% interest basis.
A pre-feasibilty study is expected to commence in 2016 in order to develop a combined life-of-mine plan for the El Morro and Relincho after which the reserves and resources for the projects will be reported for the combined entity.
Red Dog
The 2015 life-of-mine plan included a change to the economic objective for the operating cut-off from a maximum net-present-value to one where the net-present-value is ~2% below the maximum net-present-value. In addition, the operating cut-off units were changed from a $/tonne basis to a $/second basis.  The operating cut-off for the Aqqaluk and Qanaiyaq pits at Red Dog for 2015 reserves and resources determinations was $4.358/second compared with an operating cut-off of $102.00/tonne at the end of 2014.
Low reactivity material below the operating cut-off, down to a $0/second cut-off, is being stockpiled as low-grade ore for milling at the end of the mine life.  This material is reported as reserves in 2015.
Mineral reserve and resource estimates assume US$1.00/lb zinc and US$0.90/lead.
Pend Oreille
Reserve and resource cut-off was estimated at 3.51% zinc based on short-term metal prices of US$1.00/lb zinc and US$1.00/lb lead.
Galore Creek
Reserves and resource estimates assume US$2.50/lb copper, US$1,050/oz gold and US$16.85/oz silver.  The reserve and resource estimates are unchanged from 2011, when the estimates, including the metal price assumptions, were produced.
San Nicolás
The reserve and resource estimate is based on a scoping study produced in 2012.  This study assumed US$2.75/lb copper, US$1.00/lb zinc, US$1,275/oz gold and US$22.50/oz silver.

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Fording River
Total reserves have decreased from year-end 2014 by 184.2 million tonnes of clean coal.  Production removed 7.4 million tonnes. A transfer of 152 million tonnes of reserves from the south end of Swift Pit to Greenhills Operations was the largest change for the year. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/tonne of metallurgical coal at an exchange rate of CAD$1.15 per US$1.00.
Elkview
Teck has a 95% interest in the Elkview mine.  Model revisions, geology interpretation and mine design changes increased reserves by 58 million tonnes net of mine production over 2014.  The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$130/ tonne for metallurgical coal at an exchange rate of CAD$1.15 per US$1.00.
Greenhills
Teck is an 80% member of the Greenhills joint venture, which operates in certain areas of the Greenhills Operations.  Normal mine depletion accounted for a 5.0 million tonnes reduction in clean coal reserves.  Reserves increased in 2015 partly due to the transfer of reserves from Fording River, discussed above. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/tonnes for metallurgical coal at an exchange rate of CAD$1.15 per US$1.00.
Line Creek
Reserves of clean coal decreased marginally overall due to changes in coal recovery parameters, geology interpretation and mine design. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/tonne for metallurgical coal at an exchange rate of CAD$1.15 per US$1.00.
Coal Mountain
The Coal Mountain Operation primarily mines PCI coal from a highly folded and faulted deposit. The reserve estimate assumes a short term selling price of US$79/tonne for PCI coal at a short term exchange rate of CAD$1.25 per US$1.00.
Cardinal River
The reserve estimate assumes a long term selling price at the Port of Vancouver of US$130/tonne for metallurgical coal at an exchange rate of CAD$1.15 per US$1.00.

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Quintette (Mt Babcock)
There were no changes to Quintette reserves between 2014 and 2015. The resource estimates assume a long-term selling price of US$130/tonne for metallurgical coal with discounts to the premium product benchmark price to reflect the specific quality attributes of products. The exchange rate was CAD$1.15 per US$1.00.  Quintette remained on care and maintenance status for 2015.
Other Coal Properties
Other properties include Mt Duke south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Coal Mountain Phase 2 (CMO2) property south of Elkview.  The resource estimates for these other coal properties assumed a long term selling price of US$130/tonne for metallurgical coal, US$87/tonne for clean PCI, US$75/tonne for clean thermal coal and an exchange rate of CAD$1.15 per US$1.00.

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Risks and Uncertainties
Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business”, “Safety and Environmental Protection” and under the headings “Risk Factors  —  We face risks associated with the issuance and renewal of environmental permits.”
Qualified Persons
Estimates of mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Luis Mamani, SME Registered Member, who is an employee of Compañía Minera Antamina S.A.  Messrs. Marinho and Mamani are the Qualified Persons for the purposes of National Instrument 43-101. Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geo. and Eric Jensen P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.
Oil and Gas Reserves
The reserves information set out below for the Fort Hills oil sands project is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.
The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2015. Estimates of reserves and projections of production were prepared by GLJ using information provided up to December 31, 2015.  The preparation date of the GLJ report that the reserves information set out below for Fort Hills is taken from is February 3, 2016.
All reserves information in this section is based on Teck’s 20% interest in the Fort Hills oil sands project.
Classifications of oil and gas reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could

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be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed.
Reserve Categories and Resources
Reserves
For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified into proved or probable according to the degree of certainty associated with the estimates.
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the proved and probable reserves categories may be divided into developed and undeveloped categories.  All of Teck’s reserves are currently categorized as Undeveloped reserves.   Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. construction of a primary extraction facility) is required and the necessary equipment is not yet installed to render them capable of production.  Teck does not have any developed reserves at this time.
Fort Hills Project
The reserves data presented below summarizes our proved and probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses, the impact of any hedging activities or the liability associated with abandonment and all well, lease, pipeline and facilities reclamation costs. These forecasts and other assumptions are taken from the GLJ evaluation report effective December 31, 2015.  Future net revenues have been presented on a before and after tax basis in accordance with NI 51-101.
The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business ― Oil and Gas Reserves and Resources―Fort Hills Project” section of this AIF are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and resources and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates and prices for oil and other products.  For planning, project economics, forecasts, accounting and other purposes our management makes assumptions regarding those

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same factors and our assumptions generally differ from those of GLJ.  Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.
GLJ estimates capital and operating costs associated with the Fort Hills project based on general assumptions regarding project costs and comparisons to other projects.  These GLJ estimated costs differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator estimates regarding development costs.

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All of our reserves are associated with our Fort Hills project.  Bitumen is the only product type associated with our reserves.
Reserves are presented on a gross and net basis.  Gross in relation to Teck’s interest in reserves means Teck’s working interest share before deduction of royalties.  Net in relation to Teck’s interest in reserves means Teck’s working interest share after deduction of royalties.
Summary of Company Interest
Oil and Gas Reserves at December 31, 2015
(at forecast prices and costs)
	Reserves
Reserves Category	Bitumen
	Gross (MMbbl)	Net (MMbbl)
Proved Reserves
Developed Producing	0	0
Developed Nonproducing	0	0
Undeveloped	414	371
Total Proved Reserves	414	371
Probable Reserves	213	182
Total Proved plus Probable Reserves	627	553

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Summary of Net Present Value of Future Net Revenue at December 31, 2015
(forecast prices and costs)
The net present value of future net revenues below were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators, including GLJ, GLJ’s forecast costs, as described below, legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs which may differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.
	Net Present Value of Future Revenue
Reserves Category	Before income taxes discounted at (%/year) ($ millions)					After income taxes discounted at (%/year) ($ millions)					Unit value ($/bbl)(1)
	0	5	10	15	20	0	5	10	15	20
Proved Reserves
Producing	0	0	0	0	0	0	0	0	0	0	0
Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0
Undeveloped	5,965	1,647	153	-456	-735	4,518	1,211	3	-513	-759	0.41
Total Proved	5,965	1,647	153	-456	-735	4,518	1,211	3	-513	-759	0.41
Total Probable	5,846	1,000	289	140	90	4,299	748	229	119	80	1.59
Total Proved plus Probable	11,812	2,647	442	-315	-645	8,817	1,959	231	-394	-679	0.80

(1)  Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.

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Total Future Net Revenue as at December 31, 2015 (undiscounted)
(forecast prices and costs)
The future net revenues below were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators, including GLJ, GLJ’s forecast costs, as described below, legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The development and operating costs below reflect GLJ’s estimates and differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.

(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes
Reserves Category
Proved Producing	0	0	0	0	0	0	—	—
Proved Developed Nonproducing	0	0	0	0	0	0	—	—
Proved Undeveloped	32,438	3,588	17,375	4,941	570	5,965	1,448	4,518
Total Proved	32,438	3,588	17,375	4,941	570	5,965	1,448	4,518
Total Probable	25,596	3,745	13,269	2,423	311	5,847	1,547	4,299
Total Proved Plus Probable Reserves	58,034	7,333	30,644	7,364	881	11,812	2,995	8,817

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Future Net Revenue by Production Group at December 31, 2015
(forecast prices and cost)
Reserves Category	Production group	Future net revenue before income taxes(1) (discounted at 10%/year) ($ millions)	Future net revenue before income taxes(1) (discounted at 10%/year) ($/bbl)
Proved Producing	Bitumen	0	0
Total Proved	Bitumen	153	0.41
Total Proved Plus Probable Reserves	Bitumen	442	0.80
(1)	Unit values are based on Teck’s net reserves.

Forecast Prices Used in Estimates
The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates.  The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and are the assumptions of GLJ, our independent qualified reserves evaluator.
The table below reflects a December 31, 2015 average of three qualified reserves evaluators, including GLJ, of forecast reference prices and associated inflation and exchange rates. For determining costs associated with the Fort Hills project, GLJ has included 0.7% inflation for 2016, 1.3% inflation for 2017 and 1.8% thereafter.

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The forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners.  The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.
Year	Exchange Rate ($US/$Cdn)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl (then current USD)	WCS Crude at Hardisty $Cdn/bbl (then current Cdn)	Edmonton Pentanes Stream Quality $Cdn/bbl(1)
2016	0.7350	44.67	44.64	60.16
2017	0.7667	55.20	54.52	70.95
2018	0.8017	63.47	60.32	78.05
2019	0.8167	71.00	67.42	86.58
2020	0.8333	74.77	70.47	90.00
2021	0.8417	78.24	73.50	93.46
2022	0.8417	81.75	77.25	97.79
2023	0.8417	85.37	80.95	102.23
2024	0.8417	87.32	83.09	104.29
2025+	0.8417	+1.8%/yr	+1.8%/yr	+1.8%/yr

(1) Price used when determining the cost of diluent associated with bitumen reserves.  Assumed diluent prices equal the posted pentanes prices plus a premium of US$0.25/bbl (2016 dollars).
Reconciliation of Changes in Reserves
NI 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.
	Total Oil Reserves
	Bitumen (Company Gross)
	Proved	Probable	Proved Plus Probable
	(MMbbl)	(MMbbl)	(MMbbl)
At December 31, 2014	414.0	200.1	614.1
Extensions	—	—	—
Revisions	—	13.1	13.1
At December 31, 2015	414.0	213.3	627.3

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Additional Information Relating to Reserves Data - Undeveloped Reserves
All of Teck’s proved undeveloped reserves and probable undeveloped reserves relate to our Fort Hills project and were first attributed to Teck in 2013. On October 30, 2013, the co-owners of Fort Hills announced project sanction and the project is expected to produce first oil in the fourth quarter of 2017.
Future Development Costs
The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies. See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.
Reserves Category ($ millions)	2016	2017	2018	2019	2020	Remainder	Total	Total (10% discounted)
Total	960	451	165	159	121	3,085	4,941	2,200
Total Proved plus Probable Reserves	960	452	169	163	125	5,495	7,364	2,280
We believe that internally-generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.
The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.
Production Estimate
GLJ has forecast Fort Hills production to begin in 2017 and by 2020 reach 170,000 bbl/d and 180,000 bbl/d in the total proved and the total proved plus probable reserves categories, respectively (34,000 bbl/d and 36,000 bbl/d related to Teck’s interest).

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Other Oil and Gas Information
Tax Horizon
Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.  When we would become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to, the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.
Safety and Environmental Protection
Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, operating, closing and remediating our mines, refineries and other facilities.
Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health and safety throughout exploration, construction, mining, processing and closure.  Although we believe that, except as described in the narrative concerning the relevant operation, that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non‑compliance will not be incurred.  We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, typically have reasonable insight regarding emerging regulatory developments and trends. We apply this insight when we estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good management practices.
Safety performance and workplace occupational health and hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are one factor used in determining management compensation.  Safety incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.
In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon prolonged suspension or completion of mining operations, the mined property to a productive use and meet many other permitted

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conditions. Typically, we submit the necessary permit applications several months or even years before we plan to begin activities. Some of the permits we require are becoming increasingly difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.
For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs.  Financial guarantees of various forms, including letters of credit, are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  Many of our sites undergo extensive progressive reclamation during operations so as to proactively address mined out areas and lessen the works required upon mine closure.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  Certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders. Our decommissioning and restoration provision as at December 31, 2015 is $415 million. Of that amount, we expect to spend approximately $47 million in 2016. As at December 31, 2015, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $1.34 billion.  On the basis of current regulatory trends we expect required bonding to increase in the future.
Climate change is a significant environmental issue, one which governments, businesses and society as a whole must collectively work to address.  Regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions.  Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low carbon technologies and by working with governments and regulators for effective and efficient carbon pricing.  However, regulatory uncertainty and the costs of technology required to comply with current or anticipated regulations introduces a high degree of uncertainty to predicting the full costs of compliance.
In 2015, governments from across the globe met in Paris for CoP21, producing the Paris Agreement, an agreement under the United Nations Convention on Climate Change aimed at minimizing climate change and preparing for climate adaptation.  As a result, national governments have begun to state emissions reductions targets, though the regulatory tools to meet these targets are yet to be articulated by many governments.  In the lead up to Paris, both the Government of British Columbia and the Government of Alberta launched reviews of their climate change plans, including a re-examination of the primary carbon price policies, the Carbon Tax (BC) and the Specified Gas Emitters Regulation (Alberta).  While initial recommendations

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were released in 2015 in both provinces, final details are yet to be determined and are not expected to be completed until late 2016 or beyond.  We will continue to participate in the consultation processes and to assess the potential implications of the updated policies on our operations, projects and products.
For 2015, our seven B.C.-based operations incurred $52.6 million in British Columbia provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We may in the future face similar taxation for our activities in other jurisdictions.  Similarly, the customers of some of our products such as steel making coal may also be subject to new carbon costs or taxation in the future in jurisdictions where they are ultimately used.
While climate change regulations continue to evolve in most jurisdictions in which we operate, we anticipate that regional, national, or international regulations will continue to be established or revised which seek to reduce greenhouse gas emissions. If regulations are based on cap-and-trade mechanisms, the cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future remains highly uncertain in light of the ongoing policy changes.  The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.  Teck’s direct greenhouse gas emissions from all of its operations were approximately 2.7 million tonnes in 2014.  The most material indirect emissions associated with our activities are those from the use of our steel making coal by our customers. Based on our 2015 sales volumes emissions from the use of our steel making coal would have been approximately 70,000 kilotonnes of CO2 emissions.
We are subject to greenhouse gas emissions reporting regulations in British Columbia. The regulation requires facilities in the Province that emit over 10,000 tonnes of CO2 emissions annually from regulated sources to report their emissions and those that emit over 25,000 tonnes per year from regulated sources to obtain independent verification of their emissions. Our B.C.-based mining operations were in compliance with these reporting and verification (where applicable) obligations in 2015.
In addition to climate change, issues surrounding water governance remain of particular importance.  British Columbia is in the process of updating its water governance framework and the proposed Water Sustainability Act is expected to come into force in early 2016. Much of the detail related to the implementation of the Water Sustainability Act is expected to be provided in regulations and operational policies, which will be developed in a phased approach.  Among the initiatives related to the new Act are permitting for groundwater withdrawals and updated licensing fee schedules, which we do not currently expect to have a material impact on Teck at this time.  Given the early stage of development of these regulations it is uncertain how they might further affect Teck’s British Columbia operations.  We continue to monitor regulatory initiatives and participate in consultation opportunities with the government.  Related to water governance, we are continuing to work to implement a plan for the management of selenium and other constituents at all of our operating steelmaking coal mines in the Elk Valley.  See “Description of the Business—Coal” and “Risk Factors—We face risks associated with the issuance and renewal of environmental permits” for further information.

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Social and Environmental Policies
We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Sustainable Conduct (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.
The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.
In addition to the Charter and Code, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, a Human Rights Policy, an Indigenous Peoples Policy and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Safety, Health, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.  Safety and sustainability (including environment and community) performance are metrics used in our bonus plan.
We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our corporate Health, Safety, Environment, and Community Risk Management Committee and our Materials Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.
We measure our performance on an ongoing and comprehensive basis.  Internal monthly, quarterly and annual reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.
Human Resources
As at December 31, 2015 there were nearly 10,000 employees classified as “regular” employees working at the various operations we manage.  Our regular employees figure excludes employees classified as casual, fixed-term or inactive and also excludes employees and contractors at the Antamina and Fort Hills operations, which Teck does not manage.

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Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:
Expiry Date of Collective Agreement
Antamina	July 31, 2018
Cardinal River	June 30, 2017
Carmen de Andacollo	September 30, 2019 (worker’s union) and December 31, 2019 (supervisor’s union)
Coal Mountain	December 31, 2014
Elkview	October 31, 2015
Fording River	April 30, 2016
Highland Valley Copper	September 30, 2016
Line Creek	May 31, 2019
Quebrada Blanca	October 31, 2017 (administrative union); November 30, 2017 (Union No. 1); and December 31, 2017 (Union No. 2)
Quintette	April 30, 2018
Trail	May 31, 2017

Bargaining is currently underway at our Coal Mountain and Elkview operations.  We are preparing to commence bargaining on new collective agreements that expire later this year at Fording River and Highland Valley Copper.
Technology
Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.
We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C., at our CESL facility in Richmond, B.C., and at our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products. The programs are aligned with business units and are integrated with operations or other business activities.
Our research and development expense for 2015 was $47 million.
Foreign Operations
The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca

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and Carmen de Andacollo.  Foreign operations accounted for approximately 32 % of our 2015 consolidated revenue and represented approximately 29% of our total assets as at December 31, 2015.
We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Colombia, Chile, Ireland, Namibia, Peru, Turkey and the United States.  We currently have foreign exploration offices in all of the foregoing countries other than Colombia and the United States.
See “Risk Factors— We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.
Competitive Conditions
Our business is to sell base metals, metal concentrates, specialty metals and steelmaking coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.
Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies.
Risk Factors
You should carefully consider the risks and uncertainties described below as well as the other information contained in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.
We face risks in the mining and metals business.
The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.
The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control

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problems, seismic activity, weather events and flooding. Our mining and exploration operations require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.  Water rights are an area of significant and increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water.  If water supplies become scarce or are negatively affected by environmental events or factors, such as drought, water supplies to our operations might be reduced in order to maintain supplies to the local communities in which we operate or for ecological purposes.  Any reduction in water, or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.
The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.  Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.
The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.
Fluctuations in the market price of base metals, steelmaking coal and specialty metals may significantly adversely affect the results of our operations.
The results of our operations are significantly affected by the market price of base metals, steelmaking coal and specialty metals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors.
The Chinese market is a significant source of global demand for commodities, including steelmaking coal and copper. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for steelmaking coal, copper and zinc. A further slowing in China's economic growth could result in even lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand from China slows further for other reasons, such as increased self-sufficiency or increased reliance on other suppliers to meet demand.
If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial

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production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.
Our coal production and transportation costs are not competitive with those of large thermal coal producers.  A substantial reduction in hard coking coal price premiums would have a material adverse effect on our business.
Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of declines in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.
Product alternatives may reduce demand for our products.
Most of our products are primarily used in specific applications, such as the use of copper in electrical and electronic applications, the use of refined zinc to galvanize steel and the use of steelmaking coal in steel production.  Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact.  If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.
For example, substantially all of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High quality hard coking coal is globally scarce, and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality coking coal.  While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge which could reduce demand and price premiums for hard coking coal.
Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.
Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility or market

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disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.
Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to BC Hydro may require us to incur substantial costs.
Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to BC Hydro until 2036, in proportion to BC Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to BC Hydro is estimated to be surplus to the current and anticipated future requirements of our Trail Operations.  If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be required to reduce production at our Trail Operations, or purchase power in the open market, in order to address any shortfall.
We face risks in connection with our downstream arrangements in connection with the Fort Hills Project.
Under the arrangements governing the Fort Hills project, we are obliged to lift our pro rata share of project production, and to supply the diluent required in order to create a bitumen blend which meets pipeline specifications.  In order to meet our lifting obligations and to ensure that our share of project production reaches a market, we are required to enter into commitments to secure tankage and transportation (pipeline, rail) capacity.  These commitments involve long term take or pay obligations.  There is a risk that there may be delays or interruptions in the availability of appropriate pipeline or rail capacity, that we may be unable to provide the required diluent despite our efforts to secure diluent supply, or that unanticipated events may otherwise interfere with our ability to lift and dispose of our share of Fort Hills project production.  In any of these events we may face additional costs or penalties under the Fort Hills project arrangements. In addition, delays in construction or interruptions in production at Fort Hills may not relieve us of take or pay obligations incurred in connection with our downstream arrangements, causing us to incur significant costs.  We may face material losses in any of these situations, which may not be covered by insurance.
The terms of our outstanding indebtedness require us to comply with certain covenants that may impose restrictions on our business.
As of December 31, 2015, we and our consolidated subsidiaries had total indebtedness of $9.6 billion.  We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
Certain of our credit facilities and the indentures governing our other long-term debt securities contain restrictive covenants. See “Credit Facilities and Debt Securities” for further information regarding these restrictive covenants.

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Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.
We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial or other covenants.  If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.  In addition, our ability to borrow under our credit facilities is subject to our compliance with covenants, and the making of certain representations and warranties at the time of a borrowing request.  See “Credit Facilities and Debt Securities” for further information regarding a further discussion of the covenants in our financing arrangements.
In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.
We may not have access to credit in the future, and access to letters of credit may require the deposit of cash collateral.
 If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.
We also have significant financial support in the form of outstanding letters of credit issued by banks, which reduces the amount of other credit, including loans, that issuing banks may be willing to extend to us by way of debt financing.  These letters of credit are required for a number of purposes, mainly as security for reclamation obligations and security for our take-or-pay commitments in respect of our Fort Hills downstream arrangements and Quebrada Blanca Phase 2 power arrangements.  The credit facilities that support our letters of credit do not currently require us to deliver cash collateral or other security to the issuing bank to support the letter of credit.  If letters of credit, or other acceptable financial assurance, are not available to us on an unsecured basis we may be required to deliver cash collateral to a financial institution that will issue the financial assurance, which will reduce our cash available for use in our business.
In addition, certain of our letters of credit are issued under uncommitted standby facilities. Our standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice.  In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank.

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We may be adversely affected by interest rate changes.
Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

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Our insurance may not provide adequate coverage.
Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.
We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.
Approximately 5,900 of our nearly 10,000 regular employees (as of December 31, 2015) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Description of the Business—Human resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.
We may not be able to hire enough skilled employees to support our operations.
We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.
Our pension and other post-retirement liabilities and the assets available to fund them could change materially.
We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.
We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.
Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.
A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.

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Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to minor elements such as mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations.  We rely on customer smelters to process our concentrates into metals for sale.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our concentrates, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all, depending on how the regulatory environment evolves.
The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.
In addition to zinc and lead, Trail Operations produces various minor metals, salts and other compounds which are sold into specialized markets.  Changes in market demand for these products, or changes in export regulations or other regulatory restrictions may limit our ability to sell these products.  If we are unable to sell certain products at a profit we may incur significant storage and disposal costs, or costs to change our production facilities or processes.
Fluctuations in the price and availability of consumed commodities affect our costs of production.
Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.
Our ability to acquire properties may be affected by competition from other mining companies.
Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.
We face competition in product markets.
The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other

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producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.
We may face market access restrictions or tariffs.
Access to our markets may be subject to ongoing interruptions or trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Our products may also be subject to tariffs that do not apply to producers based in other countries.  Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future or that tariffs will not impair the competitiveness of our products.
Our reserve and resource estimates may prove to be incorrect.
Disclosed reserve and mine life estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.
The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.
Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.
The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or

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resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.
There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.
We face risks associated with the issuance and renewal of environmental permits.
Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations.  In addition, many existing permits required periodic renewals.   Examples of current significant permitting efforts include, for example, the Frontier oil sands project, coal mine operations in the Elk Valley and Quebrada Blanca Phase 2. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.  Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects.
Past or ongoing violations of mining or environmental laws could provide a basis to revoke existing permits or to deny the issuance of additional permits.  In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.  The ability of our coal operations in the Elk Valley, British Columbia to access new areas of resources requires new permits or amendments to existing permits from applicable government agencies.  We received approval in 2014 of a plan to manage water quality for the Elk Valley watershed as a whole.  The plan is intended to provide a regulatory framework for permitting current and future projects and managing the cumulative effects of new projects. The plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in our valley-wide water quality management plan will prove to be suitably protective of the environment, that our planned mitigation efforts will be sufficient to meet those targets, or that ongoing monitoring will not disclose unanticipated environmental effects of our operations which will

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require additional mitigation.  Any such development may result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans or to realize the projected mine life of our operations.  The potential shortfall in production may be material.
We may be adversely affected by currency fluctuations.
Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.
The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.
We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.
There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.
Changes in environmental, health and safety laws may have a material adverse effect on our operations.
Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker health and safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures.
In addition, failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing

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operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs.  Financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures.  The cost to Teck of supplying the assurance could increase significantly as a consequence.  Our historical operations have generated significant environmental contamination or other issues in the context of current regulation. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.
Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

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Our operations depend on information technology systems, which may be disrupted.
We rely on information technology systems and networks in our operations.  We could be materially and adversely affected in the event that our information technology systems or networks are compromised.  This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems.  The consequences of our information technology systems being compromised include material and adverse impacts on our financial condition, operations, production, sales, and reputation and could also result in environmental and physical damage to our operations or surrounding areas.
We are highly dependent on third parties for the provision of transportation services.
Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.
Our Red Dog operation is subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.
Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.
Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.
Indigenous Peoples title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.
Governments in many jurisdictions must consult with Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

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We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.
Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.
We face risks associated with our development projects.
We are involved in a number of development projects.  Our major projects include Fort Hills, Quebrada Blanca Phase 2, Galore Creek, Frontier and Project Corridor projects.  We also have a number of other projects in our development portfolio.
Construction of the Fort Hills project was sanctioned in October 2013.  Suncor, as project operator, in consultation with Total and us, will be responsible for the construction of the project.  There can be no assurance that the construction of the Fort Hills project will be completed in the manner currently approved or in accordance with the schedule or within the cost estimates prepared by the project operator.
The Galore Creek project is at an earlier stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Project Corridor and our Frontier project are also in an early stage of development.
Construction and development of these projects are subject to numerous risks, including, without limitation:
■	risks resulting from the fact that the projects are at various early stages of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;
■	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;
■	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;
■	risks of other adverse regulatory developments, including the imposition of new regulations;
■	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;
■	risks resulting from the fact that we are a minority partner in Fort Hills Energy Limited Partnership and major decisions with respect to project schedule, design and construction may be made without our consent;
■	risks associated with the fact that our company and Goldcorp Inc. are 50% partners in Project Corridor and major project decisions require the agreement of both parties;

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■	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;
■	risks associated with litigation;
■	risks resulting from dependence on third parties for services and utilities;
■	risks associated with the ability of our partners to finance their respective shares of project expenditures; and
■	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.
Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.
Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. See “—Safety and Environmental Protection”.
The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck’s coal products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.
Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2015. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.
We are subject to legal proceedings, the outcome of which may affect our business.

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The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings“ below.
Dividends
Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.    In 2013, we declared a dividend of $0.45 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2014.  In 2014, we declared a dividend of $0.45 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2015.  In 2015, we declared a dividend of $0.15 per share in June that was paid in July and declared a dividend of $0.05 per share in November that was paid in December.
All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.
We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  We do not currently have any preferred shares outstanding.

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Description of Capital Structure
General Description of Capital Structure
Share Capital
Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.
Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.
The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.
Securities subject to contractual restriction on transfer
On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly-owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 1, 2016, the shares subject to these restrictions represent 17.87% of Teck’s outstanding Class B subordinate voting shares.

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Credit Facilities and Debt Securities
Credit Facilities
We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit.  As at December 31, 2015, we were party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):
■	A US$3 billion revolving credit facility provided by a syndicate of lenders which matures on July 26, 2020 and which, as at December 31, 2015, was undrawn.
■	A US$1.2 billion revolving credit facility provided by a syndicate of lenders which matures on June 24, 2017. As at December 31, 2015 US$740 million of letters of credit were outstanding.
■	A $150 million uncommitted standby letter of credit facility with Bank of Montreal. As at December 31, 2015, $125.4 million of letters of credit under the facility were outstanding.
■	A $150 million uncommitted credit facility established by Royal Bank of Canada. As at December 31, 2015, $135.9 million of letters of credit under the facility were outstanding.
■	A $100 million uncommitted standby letter of credit facility with Canadian Imperial Bank of Commerce. As at December 31, 2015, $97 million of letters of credit under the facility were outstanding.
■	A $50 million uncommitted standby letter of credit facility with the Toronto-Dominion Bank. As at December 31, 2015, $48.8 million of letters of credit under the facility were outstanding.
■	A $75 million uncommitted standby letter of credit facility with BNP Paribas. As at December 31, 2015, $46 million of letters of credit under the facility were outstanding.
■	A $75 million uncommitted standby letter of credit facility with United Overseas Bank. As at December 31, 2015, $75 million of letters of credit under the facility were outstanding.
■	A US$450 million Performance Security Guarantee Issuance and Indemnity Agreement with Export Development Canada (“EDC”), regarding our Red Dog mine. As at December 31, 2015, US$423.6 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.
■	A $150 million Performance Security Guarantee Issuance and Indemnity Agreement with EDC, regarding our coal operations. As at December 31, 2015, $128.1 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.
In addition to the letters of credit outstanding under the facilities listed above, we also had, as at December 31, 2015, $237.6 million of stand-alone letters of credit outstanding.  The stand-alone letters of credit are issued by financial institutions on as-negotiated basis. While a variety of banks issue these stand-alone letters of credit, the Bank of Nova Scotia has issued approximately $163 million of them.

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Our uncommitted standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice.  In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank.  These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2015 we had US$528 million of such deposits.
Indebtedness that might be outstanding under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities and indentures.
The owner of the Antamina project, CMA, is party to a credit facility.  We hold a 22.5% interest in CMA.  As at December 31, 2015, our proportionate share of CMA’s US$100 million senior revolving credit facility was approximately US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 30, 2020.
Our credit facilities contain restrictive and financial covenants, including:
■	a requirement to maintain a debt to total capitalization (debt-plus-equity) ratio of not more than 0.5:1.0. As of December 31, 2015 our ratio of debt to total capitalization for purposes of our credit facilities was 0.37:1.0;
■	a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions, including an exception for liens securing debt that does not exceed 10% of consolidated net tangible assets. See the discussion below for further information;
■	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than an aggregate of US$250 million;
■	a provision requiring prepayment in the event of a change of control at Teck; and
■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.
The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any

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material subsidiary that could reasonably be expect to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.
Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. As noted above, our credit facilities, but not our public notes, include a financial covenant that requires us to maintain our debt to debt-plus-equity ratio below 50%. Borrowing under the credit facilities is not conditioned on us maintaining any particular credit rating or there being no general developments that could be expected to have a material adverse effect on us.
As noted above, we are restricted under our bank and public note covenants from creating liens on certain assets to secure indebtedness unless those liens also secure our credit facilities and notes. There are a number of exceptions from these negative pledge covenants, including an exception for liens securing debt that does not exceed 10% of consolidated net tangible assets. As at December, 2015, our consolidated net tangible assets for the purposes of our credit facilities and public notes totalled approximately $32 billion, 10%, of which is approximately $3.2 billion.
Our reclamation obligations are included in “Other Liabilities and Provisions” on our balance sheet. Associated letters of credit would not become a liability unless the letter of credit is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contract or permit. In the event of the drawing, we would be required to reimburse the issuing bank for the amount drawn on the letter of credit. Issued letters of credit do not constitute debt for the purpose of the debt-to-debt plus equity covenant in our bank credit agreements.
There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of ratings downgrades.
Public Indebtedness
As of December 31, 2015, our public indebtedness consists of 12 series of outstanding notes.
We have issued notes under an indenture dated September 12, 2002, and an indenture dated August 17, 2010 (as supplemented from time to time in connection with an offering of notes).  The Bank of New York Mellon acts as trustee under each indenture.  All of our public notes, except for our 6.125% notes due October 1, 2035, are issued under the 2010 indenture.  The details of the principal amount offered, coupon and issuance date of each issuance of our outstanding series of notes follow:
■	US$300 million of 3.850% notes due 2017 issued on August 17, 2010;
■	US$300 million of 3.15% notes due 2017 issued on July 5, 2011;
■	US$500 million of 2.500% notes due 2018 issued on August 8, 2012;
■	US$500 million of 3.000% notes due 2019 issued on February 28, 2012;
■	US$500 million of 4.500% notes due 2021 issued on September 8, 2010;

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■	US$700 million of 4.75% notes due 2022 issued on July 5, 2011;
■	US$750 million of 3.750% notes due 2023 issued on August 8, 2012;
■	US$700 million of 6.125% notes due October 1, 2035 issued on September 28, 2005;
■	US$450 million of 6.000% notes due 2040 issued on August 17, 2010;
■	US$200 million of 6.000% notes due 2040 issued on September 8, 2010;
■	US$1 billion of 6.25% notes due 2041 issued on July 5, 2011;
■	US$500 million of 5.200% notes due 2042 issued on February 28, 2012; and
■	US$500 million of 5.400% notes due 2043 issued on August 8, 2012

The indentures contain covenants requiring us to offer to purchase the notes in the event of a change in control (as defined in the indentures), and restrictive covenants regarding liens on certain assets of Teck and certain of restricted subsidiaries (as defined in the indentures). The indentures also provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.
The notes issued under the 2010 indenture were directly guaranteed by Teck Metals, and the notes issued under the 2002 indenture were supported by a pledge of a Teck Metals promissory note to the indenture trustee.  The 2010 indenture, and 2002 indenture and relevant pledge agreements, permitted Teck to terminate the guarantee and promissory note pledge, respectively so long as certain conditions were met.  In June 2015 Teck elected to terminate the Teck Metals guarantee for each series of notes issued under the 2010 indenture, and to terminate the pledge of the Teck Metals promissory note under the 2002 indenture.  The guarantees by Teck Metals of Teck’s bank credit facilities were terminated at the same time.  As a result, none of Teck’s public debt securities or bank credit facilities are guaranteed by any of Teck’s subsidiaries.
Ratings
The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.  The cost of funds under our committed credit facility depends in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing.  Over the past four years there were several upgrades to the credit ratings of Teck and its outstanding debt. The drawn and undrawn costs under our credit facilities are based upon our credit ratings, and could increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  We cannot guarantee that a rating will remain in effect for any given period of time or that a rating

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will not be revised or withdrawn entirely by a rating agency in the future. Our current credit ratings are as follows.
	Moody’s	Standard & Poor’s	Dominion Bond Rating Service	Fitch
Senior Notes[1]	B3	B+	BB (high)	BB+
Trend/Outlook	Negative	Negative	Negative	Negative

1 Our senior notes are the notes issued under the 2002 Indenture and 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.
Moody’s Investor Service (Moody’s)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated.  Moody’s B3 rating assigned to our senior debt instruments is the sixth highest rating of nine major rating categories.  Obligations rated B are considered speculative and subject to high credit risk.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a negative outlook to the rating, which is an opinion regarding the likely direction of an issuer’s rating over the medium term.
Standard & Poor’s (S&P)
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s B+ rating assigned to our senior debt instruments is the sixth highest rating of 10 major rating categories.  A ‘B+’ rating is among those ratings of S&P that indicates an obligor is regarded as having significant speculative characteristics. A company rated ‘B+’ is considered more vulnerable to nonpayment than companies rated 'BB', however the obligor is viewed has currently having the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a negative outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate- to long-term.
Dominion Bond Rating Service (DBRS)
DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BB (high) rating assigned to our senior debt is the fifth highest of the 10 rating categories for long-term debt.  Debt securities rated “BB” are of speculative, non-investment grade credit quality and there is a high-level of uncertainty as to the capacity to meet financial obligations.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a negative outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

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Fitch Ratings (Fitch)
Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s rating of BB+, Negative Outlook, assigned to Teck is the fifth highest of Fitch’s nine major rating categories for long-term debt. Debt securities rated “BB” are considered speculative, and indicate elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.  Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category. Fitch’s assignment of Negative Outlook to the rating indicates Fitch’s view of the direction the rating is expected to take over the next one to two years, if current trends continue.
Payments to Agencies
We have made payments to Moody’s and S&P in connection with the assignment of ratings to our long-term debt. In addition, we have made payments in respect of certain other services provided to us by each of Moody’s, S&P, DBRS and Fitch during the last two years.

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Market for Securities
Trading Price and Volume
Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2015 for the Class A common shares and Class B subordinate voting shares.
T eck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	19.19	17.04	51,093	16.72	12.46	55,071,528
February	22.25	18.74	53,611	20.37	16.30	52,581,644
March	22.64	19.39	22,453	20.58	16.85	54,618,024
April	19.96	16.82	36,663	18.41	15.52	54,379,427
May	20.50	16.40	30,785	19.47	14.47	39,179,026
June	17.25	14.15	24,469	15.59	12.30	47,080,218
July	14.82	10.51	38,973	12.51	8.77	59,791,171
August	11.39	8.55	71,226	10.19	7.08	55,269,500
September	11.00	7.74	64,785	9.48	5.87	80,808,809
October	12.27	7.78	57,943	10.76	5.97	106,243,034
November	10.95	8.22	38,363	8.52	5.39	79,755,875
December	8.66	6.41	39,908	5.74	4.25	85,153,886
Source:  TSX

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Directors and Officers
Directors
As of March 1, 2016, the directors of Teck are as follows:
Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (3)(4) (5)(6) Canmore, Alberta, Canada, and Delhi, India
Appointed Managing Director and Chief Executive Officer of Cairn India Limited in November 2014.  Previously, President and Chief Executive Officer of Irving Oil Limited 2008 to 2013; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008
November 2007
Felix P. Chee(2) (3) Oakville, Ontario, Canada	Chief Representative in Canada of China Investment Corporation 2011 to 2014; formerly President and Chief Executive Officer of University of Toronto Asset Management Corporation to 2008	April 2010
Jack L. Cockwell(1)(6)(7) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009
Edward C. Dowling(3)(5)(6) Castle Rock, Colorado, United States
Chairman, Alacer Gold Corp.  Formerly President, Chief Executive Officer and Director, Alacer Gold Corp. from 2008 to July 2012; previously, President, Chief Executive Officer and Director of Meridian Gold, Inc. from 2006 to 2008
September 2012
Laura L. Dottori-Attanasio (2) (4) Toronto, Ontario, Canada
Senior Executive Vice President and Chief Risk Officer for the Canadian Imperial Bank of Commerce.  Previously Global Head of Corporate Credit Products at CIBC 2009-2013, Senior Vice President and Chief Risk Officer National Bank of Canada 2007-2008
November 2014
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (5)(6) Victoria, British Columbia, Canada
Chief Operating Officer of Sunpump Solar Inc. Previously President, Poncho Wilcox Engineering  from 2009-2015; previously Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2009
April 1997
Takeshi Kubota (5)(6) Tokyo, Japan
Director & Senior Managing Officer of Sumitomo Metal Mining Co., Ltd. since July 2012; previously Managing Executive Officer, General Manager of Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd.
April 2012
Takashi Kuriyama (5)6) Tokyo, Japan
Executive Vice President and Director of Sumitomo Metal Mining America Inc.; previously Executive Vice President and Director of Sumitomo Metal Mining America Inc. and director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.
June 2006

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer	February 2005
Tracey L. McVicar (2) (5)(8) Vancouver, British Columbia, Canada	Managing Partner of CAI Capital Management Co. since 2014; previously Managing Director of CAI Capital Management Co.	November 2014
Kenneth W. Pickering(5)(6) Chemainus, British Columbia Canada
An international mining operations and project development private consultant.  Prior to this role Mr. Pickering held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals.
April 2015
Warren S. R. Seyffert (1)(2)(3)(4)(5) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)	August 1989
Timothy R. Snider (2)(3) Tucson, Arizona United States	Chairman of Cupric Canyon Capital, LLC. Prior to this he had a 38 year career with Phelps Dodge corporation and its successor Freeport-McMoRan Copper and Gold, Inc.	April 2015

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Safety & Sustainability Committee
(6)	Member of the Reserves Committee
(7)	Mr. Jack L. Cockwell was a director of Fraser Papers Inc. until April 29, 2009. On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.
(8)	Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Management Co. In July 2015, at the time Ms. McVicar was a director of GLM, a court order granted by the Court of Queen’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 27, 2016.

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Officers
As of March 1, 2016, the executive officers of Teck are as follows:
Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia, Canada	Chairman
Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer of the Company
Ian C. Kilgour Vancouver, British Columbia, Canada	Executive Vice President and Chief Operating Officer from June 2013; previously Senior Vice President, Coal
Dale E. Andres Vancouver, British Columbia, Canada	Senior Vice President, Copper since June 2013; previously Vice President, Copper Strategy & North American Operations since August 2008
Andrew J. Golding West Vancouver, British Columbia, Canada	Senior Vice President, Corporate Development since September 2013; previously Commercial Vice President, BHP Billiton Energy Coal from June 2009.
Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy since November 2011; previously, Vice President, Energy
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs
Robert G. Scott North Vancouver, British Columbia, Canada	Senior Vice President, Zinc since March 2012; previously Vice President, Operating Excellence since July 2009
Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since January 2012; previously, Vice President, Corporate Affairs since March 2010
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Senior Vice President, Base Metals Marketing since March 2015; previously Vice President, Base Metals Marketing; previously Vice President, Concentrate Marketing
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development
David R. Baril Santiago, Chile	Vice President, Chile since April 2015; previously Vice President, Copper, Chile

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Shehzad Bharmal Vancouver, British Columbia, Canada	Vice President, Strategy & Development, Copper since March 2014; previously Director, Business Improvement July 2008-February 2011, General Manager, Operations Development February 2011-March 2014
Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee since September 2009
Alex N. Christopher Port Coquitlam, British Columbia, Canada	Vice President, Exploration since July 2012; previously, General Manager, New Ventures
Larry M. Davey Coleman, Alberta, Canada	Vice President, Development, Coal since March 2014; previously General Manager Elkview Coal Mine June 2010-March 2014
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
Michael P. Davies Langley, British Columbia, Canada	Vice President, Environment since April 2012; previously Vice-President Mining/Principal Engineer, AMEC Environment & Infrastructure
Chris J. Dechert Kamloops, British Columbia Canada	Vice President, Operations, Chile since April 2015, previously General Manager, Teck Highland Valley Copper
Mark Edwards Port Moody, British Columbia, Canada	Vice President, Community and Government Relations since March 2013; previously Director, Environment
Réal Foley Calgary, Alberta, Canada	Vice President, Coal Marketing
John F. Gingell Tsawwassen, British Columbia, Canada	Vice President and Controller
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development since 2012; previously Director of Business Evaluations
Ralph J. Lutes Beijing, China	Vice President, Asia & Chief Representative, China since May 2011; previously, lawyer with Stikeman Elliott LLP
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax since June 2011; previously, partner with Borden Ladner Gervais LLP
Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Operations, Coal; previously Vice President, Health and Safety Leadership 2010-2012
Keith G. Stein Anmore, British Columbia, Canada	Vice President, Projects since October 2012; previously Vice President Project Director Fluor Canada Ltd.

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis
Lawrence A. Watkins Abbotsford, British Columbia, Canada	Vice President, Health and Safety since September 2015. Previously Director, Health and Safety 2014-2015, Principal, HSE Consulting 2012-2014, Manager, HSE System & Standards, BHP Billiton 2010-2012
Scott R. Wilson Vancouver, British Columbia, Canada	Vice President and Treasurer
Dean C. Winsor West Vancouver, British Columbia, Canada	Vice President, Human Resources since November 2012; previously General Manager, Human Resources, Teck Coal
Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

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Audit Committee Information
Mandate of Audit Committee
The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.
Composition of the Audit Committee
Our Audit Committee consists of six members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:
Felix P. Chee
Mr. Chee holds an MBA-Finance and Accounting from York University.  He was previously the Chief Financial Officer of Ontario Hydro, Chief Investment Officer of Manulife Financial and President and Chief Executive Officer of the University of Toronto Asset Management Corporation.
Jack L. Cockwell
Mr. Cockwell is a graduate of Selborne College and University of Cape Town (M.Com., Post graduate work completed with distinction).  He is currently the Group Chairman of Brookfield Asset Management.
Laura L. Dottori-Attanasio
Ms. Dottori-Attanasio is a graduate of the University of Western Ontario (Bachelor of Administrative and Commercial Studies (Finance and Economics)).  She has over 20 years of experience in the finance sector, and is currently the Senior Executive Vice President and Chief Risk Officer at the Canadian Imperial Bank of Commerce.
Tracey L. McVicar
Ms. McVicar is a graduate of the Sauder School of Business (B.Comm, Finance).  She has over 20 years of experience in finance and investment banking.  She is a Chartered Financial Analyst (CFA Institute) and Institute Certified Director (Institute of Corporate Directors).  She served as the audit committee chair of BC Hydro Corporation, an energy company, from 2009 to 2014.
Warren S. R. Seyffert, Q.C.
Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

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Timothy R. Snider
Mr. Snider is a graduate of Northern Arizona University (B.Sc).  Currently Chairman of Cupric Canyon Capital, LLC.  Prior to this he was President and COO of Freeport McMoRan and Phelps Dodge Corporation.
Pre-Approval Policies and Procedures
The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:
■	bookkeeping or other services related to the accounting records or financial statements;
■	financial information systems design and implementation;
■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;
■	actuarial services;
■	internal audit outsourcing services;
■	management functions or human resources functions;
■	broker or dealer, investment advisor, or investment banking services;
■	legal services;
■	expert services unrelated to the audit; and
■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.
Auditor’s Fees
For the years ended December 31, 2015 and 2014, the Corporation paid the external auditors $4,532,828 and $5,196,853, respectively, as detailed below:
	Year Ended 2015 ($000)	Year Ended 2014 ($000)
Audit Services(1)	3,756	4,249
Audit Related Services(2)	703	776
Tax Fees(3)	11	65
All Other Fees(4)	63	107

Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)	For 2015 amounts relate to a number of projects, including ISO 14001/9001 audits and greenhouse gas verification work.

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Ownership by Directors and Officers
As of March 1, 2016, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:
	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,880	4.48
Class B subordinate voting shares	898,666	0.16

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) which, as of March 1, 2016, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 890,000 Class B subordinate voting shares, representing 0.15% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

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Legal Proceedings
Upper Columbia River Basin (Lake Roosevelt)
Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.
Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.
While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.
A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.
The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.
Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials from a facility in Washington State.

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The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, has been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012 the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.
In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor does it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs.  The plaintiffs have subsequently filed amended pleadings in relation to air emissions.  The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent Teck Metals motion seeking reconsideration of the dismissal.  Teck Metals has sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis, and the appeal is expected to be heard in April 2016.
A hearing with respect to past response costs took place in December 2015, for which a decision is pending.  A subsequent hearing with respect to liability associated with air emissions is expected to follow.  A hearing with respect to claims for natural resource damages assessment costs should also take place, after the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.
Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.
TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.
There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be

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undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

Transfer Agents and Registrars
CST Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

Material Contracts
The following are the only contracts entered into by the Company since January 1, 2002 which are material, still in effect and not entered into in the ordinary course of business:
■	Co-Ownership and Operating Agreement, dated as of March 5, 2010, between Teck Metals Ltd. and British Columbia Hydro and Power Authority.
■	Indenture, dated as of August 17, 2010, between the Company and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto.

Interests of Experts
PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2015.  PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.
Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng. and Luis Mamani, SME Registered Member, have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Marinho is an employee of the Company.  Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck.  Mr. Mamani is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.
GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands project and Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier oil sands project.
Messrs. Marinho, Mills, Jensen, Mamani and designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

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Disclosure Pursuant to the Requirements of the New York Stock Exchange
The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.
Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.
The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.

Additional Information
1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.
2.	Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 27, 2015. Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015. Copies of these documents are available upon request from our Corporate Secretary.
3.	Unless otherwise stated information contained herein is as at December 31, 2015.

Teck Resources Limited

Schedule A
Teck Resources Limited
AUDIT COMMITTEE CHARTER
A.	GENERAL
1.	Purpose
The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited ( the “Corporation”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:
—	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;
—	processes for identifying the principal financial risks of the Corporation and reviewing the Corporation’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;
—	Corporation’s compliance with legal and regulatory requirements related to financial reporting;
—	accounting principles, policies and procedures used by management in determining significant estimates;
—	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;
—	mechanisms for employees to report concerns about accounting policies and financial reporting;
—	engagement, independence and performance of the Corporation’s external auditor; and
—	internal audit mandate, internal audit plans, internal audit and Sarbanes Oxley (SOX) audit programs and results of internal audits and SOX compliance audits performed by the Corporation’s internal audit department.
Another purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee and monitor the management and overall governance of the Corporation’s various pension plans (“Pension Matters”).
The Committee shall also perform any other activities consistent with this Charter, the Corporation’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.
2.	Responsibilities

The Committee’s role is one of oversight.  Management is responsible for preparing the Corporation’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with GAAP, for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. Management has also been delegated responsibility for day-to-day administrative and sponsorship responsibilities with respect to Pension Matters.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing

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standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the Corporation’s internal controls over financial reporting.

The Committee is responsible for recommending to the Board for recommendation to the shareholders of the Corporation the appointment of the external auditor. The Committee is responsible for the evaluation and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the Corporation’s shareholders. It is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

The Committee shall be responsible for approving the external auditor’s remuneration.

B.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO FINANCIAL REPORTING AND RELATED MATTERS
In performing its oversight responsibilities, the Committee shall:
1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary.
2.	Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the Corporation’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.
3.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.
4.	Review the appointments of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
5.	Review with management, the external auditor and the Corporation’s chief audit executive the adequacy and effectiveness of the Corporation’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.
6.	Review the Corporation’s process for the CEO and CFO certifications required by securities regulations to which the Corporation is subject with respect to the Corporation’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.
7.	Review with management and the external auditor the annual audited financial statements and management’s discussion and analysis and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.
8.	Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve

Teck Resources Limited

them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.
9.	As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not necessarily include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.
10.	Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the disclosure documents referred to above, and periodically assess the adequacy of these procedures.
11.	Review the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.
12.	Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting policies. This review shall include discussions with the external auditor without the presence of management.
13.	Review with management, the external auditor and the Corporation’s chief audit executive significant related party transactions and potential conflicts of interest.
14.	To assist the Board with its recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the Corporation’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the Corporation and (b) the compensation of the external auditor.
15.	Approve all audit engagement terms and fees.
16.	Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.
17.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.
18.	Monitor the independence of the external auditors by reviewing all relationships between the external auditor and the Corporation and all audit, non-audit and assurance work performed for the Corporation by the external auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.
19.	Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for the Corporation at least twice per year.
20.	Review and approve the Corporation’s hiring policies regarding partners, employees or former partners and employees of the present or former external auditor of the Corporation, including:

Teck Resources Limited

—	the appointment of any employee or former employee of the Corporation’s present and former external auditor to a senior financial management position with the Corporation, and
—	management’s reports of the profiles of all individuals hired during the past year who were employed by the present and former external auditor at any time during the two years prior to being hired by the Corporation.
21.	Review and approve the functions of the Corporation’s Audit and Operational Review Department, including:
—	its mandate, authority and organizational reporting lines;
—	its annual and longer term internal audit plans, budgets and staffing;
—	its performance; and
—	the appointment, reassignment or replacement of the Corporation’s chief audit executive.
This review will include discussions with the Corporation’s chief audit executive without the presence of management or the external auditor.
22.	Review the Corporation’s procedures and establish procedures for the Committee for the:
—	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and
—	confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Corporation’s Code of Ethics or associated policies.
23.	Review the adequacy of the Corporation’s bank lines of credit and guidelines for the investment of cash.
24.	Review with senior financial management, the external auditor, the Corporation’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.
C.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO PENSION MATTERS
In assisting the Board in fulfilling its responsibilities with respect to the management and governance of the Corporation’s pension plans, the Committee shall:
1.	With respect to the Corporation’s role as plan sponsor,
—	Review and oversee the implementation of the design of the Corporation’s pension plans, the coverage afforded by the plans and changes to the plans.
—	Review the funding policies for the Corporation’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies.
—	Review the level of the Corporation’s contributions to the Corporation’s defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board.
—	Review proposals for the wind-up or partial wind-up of any of the Corporation pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.

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2.	With respect to the Corporation’s role as plan administrator
—	Oversee and monitor the authority delegated to management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law.
—	Review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports.
—	Review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof.
—	Review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the Corporation communication and educational materials provided to plan members.
—	Review and monitor the performance of the investment managers chosen by management for the Corporation’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.
3.	Advise the Board, either orally or in writing, of any pension-related matters that the Committee believes have or could have a material affect on the financial condition or affairs of the Corporation and/or any of its pension plans and make appropriate recommendations to the Board in respect of matters requiring Board approval.
D.	COMMITTEE COMPOSITION
1.	Member Qualifications
The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with Canadian generally accepted accounting principles (“GAAP”), which for the Corporation is International Financial Reporting Standards.
2.	Member Appointment and Removal
The members of the Committee shall be appointed annually at the time of each annual meeting of shareholders and shall hold office until the next annual meeting or until they cease to be directors of the Corporation.
3.	QUORUM
A quorum for the Committee shall be a majority of the members.

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E.	PROCEDURES AND OTHER MATTERS
1.	Litigation and Ethics Matters
At each Audit Committee meeting the General Counsel and the Corporation’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the Corporation’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the Corporation’s Code of Ethics or associated policies that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.
2.	Evaluations
The Committee shall establish and annually implement an evaluation process for the Committee and its individual members and the results of that evaluation shall be reported to the Committee and the Board.
3.	Disclosure Controls
The Committee shall be provided with copies of the minutes of meetings of management’s Disclosure Committee and the Chair of the Committee or an appointee shall meet at least once per year with management’s Disclosure Committee to review the Corporation’s disclosure controls and procedures.
4.	Pension Minutes
The Committee shall be provided with copies of the minutes of meetings of the Executive Pension Committee.
5.	Investigations and Advisors
The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of any investigation or otherwise to assist it in the discharge of its duties, at the expense of the Corporation, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.
6.	Reporting
The Chair of the Committee shall report to the Board with respect to the activities and recommendations of the Committee when he or she may deem appropriate, but not later than the next meeting of the Board.  The minutes of Committee meetings will be made available to the Board.

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7.	Audit Committee Report
The Chair of the Committee shall prepare or cause to be prepared an audit committee report to be included in the Corporation’s annual management proxy circular, which report shall be approved by the Committee.

Teck Resources Limited

Schedule B — Report of Management and Directors on Reserves Data and Other Information
Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Company’s reserves data.  The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Reserves Committee of the Board of Directors of the Company composed of a majority of independent directors has
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the Reserves Committee, approved
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.
Because the reserves data and contingent resources data are based on judgments regarding future events, actual results will vary and the variations may be material.
/s/ Donald R. Lindsay	/s/ Norman B. Keevil III
(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Norman B. Keevil III Director

/s/ Ronald A. Millos	/s/ Mayank M. Ashar
(Signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(Signed) Mayank M. Ashar Director

Date: March 1, 2016

Teck Resources Limited
B-1

Schedule C — Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
To the board of directors of Teck Resources Limited (the "Company"):
1.	We have evaluated the Company’s reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:
			Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - MM$)
Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	12/31/2015	Canada		442	–	442
6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Teck Resources Limited
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EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 16, 2016
“ORIGINALLY SIGNED BY”

/s/ Tim R. Freeborn
Tim R. Freeborn, P. Eng. Vice President

Teck Resources Limited
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Schedule D — List of Technical Reports
As required by Form 51-102F2 under National Instrument 51-102, the following table sets out the title, date and author(s) of the current National Instrument 43-101 technical report for each of Teck’s material properties. Notwithstanding the authorship of the reports noted below, the scientific and technical information included in this annual information form regarding Teck’s mining properties is approved by, and prepared under the supervision of, Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited, except for (a) the Antamina property, for which the reserve and resource estimates included in this annual information form is approved by, and prepared under the supervision of Luis Mamani, SME Registered Member, who is an employee of Compañía Minera Antamina S.A, and (b)  the Fording River, Elkview and Greenhills properties, for which the scientific and technical information included in this annual information form is approved by, and prepared under the supervision of. Don Mills P.Geo. and Eric Jensen P.Eng., who are employees of Teck Coal Limited.  Other than Messrs. Mills and Jensen, the authors of the reports below have not reviewed or participated in the preparation of the disclosure in this annual information form, and the inclusion of their names below is not intended to imply that they have reviewed or approved any such disclosure.
Property	Title, Date and Author of Report
Highland Valley Copper Mine	NI 43-101 Technical Report Teck Highland Valley Copper; March 6, 2013; Ronald Graden.
Antamina	Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru; January 31, 2011; Luis Lozada and Jhon Espinoza
Fording	NI 43-101 Technical Report on Coal Resources and Reserves of the Fording River Operations; December 31, 2011; Eric Jensen, Andrew Knight, Don Mills and Barry Musil.
Elkview	Technical Report on Coal Resources and Reserves of the Elkview Property; February 28, 2008; Marston Canada Ltd
Greenhills	NI 43-101 Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Greenhills Operation; February 26, 2016; Andrew J. Knight; Don Mills and Alison J. Seward

Teck Resources Limited
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